UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

   [X]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   [ ]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended________________________________

OR

   [ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ____________ to __________

FRONTEER DEVELOPMENT GROUP INC.

(Exact name of Registrant as specified in its charter)

__________Ontario, Canada_____________

(Jurisdiction of incorporation or organization)

1640-1066 West Hastings Street, Vancouver, British Columbia, Canada  V6E 3X1

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                               None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.                                                             20,006,380

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes ___   No xxx

Indicate by check mark which financial statement item the registrant has elected to follow:                                   Item 17 xxx   Item 18 ___

Index to Exhibits on Page 44

FRONTEER DEVELOPMENT GROUP INC.

FORM 20-F REGISTRATION STATEMENT

TABLE OF CONTENTS

Part I

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	43
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	43
Item 15.	Controls and Procedures	43
Item 16.	Reserved	43

Part III

Item 17.	Financial Statements	43
Item 18.	Financial Statements	44
Item 19.	Exhibits	44
	Mining Glossary	44

INTRODUCTION

Fronteer Development Group Inc. (the "Corporation") was incorporated under the name 1334970 Ontario Inc. under the laws of the Province of Ontario on January 11, 1999.  On February 2, 1999, the Corporation filed Articles of Amendment to change its name to Fronteer Development Group Inc.

In this Registration Statement, the “Company”, “Fronteer Development”, "we", "our", and "us", refer to Fronteer Development Group Inc. (unless the context otherwise requires).  Summary discussions of documents referred to in this Registration Statement may not be complete, and we refer you to the actual documents for more complete information.  Our principal corporate offices are located at Suite 1640 – 1066 West Hastings Street, Vancouver, British Columbia  V6E 3X1.

BUSINESS OF FRONTEER DEVELOPMENT GROUP INC.

Fronteer Development Group Inc. (the “Company") is principally a mineral company engaged in the acquisition and exploration of mineral properties. The Company began concentrating its efforts in the area of mineral exploration in June of 2001.  Prior to that, it was involved in the development and marketing of residential real estate properties in eastern Canada. The Company is currently active in the Red-Lake Birch Uchi Belt in northwestern Ontario; the Northwest Territories; and, the Central Mineral Belt in Labrador.

FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Registration Statement includes forward-looking statements, principally in ITEM #4, “Information on the Company” and ITEM #5, “Operating and Financial Review and Prospects".  We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business.  These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this Registration Statement under ITEM #3, “Key Information, Risk Factors" and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

The words "believe", "may", "will", "estimate", "continue", "anticipate", "intend", "expect", and similar words are intended to identify forward-looking statements.  In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Registration Statement might not occur.  Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.  We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists as of 11/01/2003 the names of the Directors of the Company.

Table No. 1

Directors

______________________________________________________________________________

______________________________________________________________________________

------------------------------------------------------------------------------

Name	Age	Date First Elected of Appointed

Mark O’Dea (3)	36	May 2001
Donald McInnes (1)(2)(4)	40	June 2001
Oliver Lennox-King (1)(2)(3)	43	November 4, 2003
Norman Hardie (1)(6)	67	January 1999
Patrick Ryan (2)(7)	67	June 2001

------------------------------------------------------------------------------

(1)

Member of Audit Committee.

(2)

Member of the Compensation Committee

(3)

1640 – 1066 West Hastings Street, Vancouver, B.C. V6E 3X1

(4)

501 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(5)

1000 – 36 Toronto Street, Toronto, Ontario M5C 2C5

(6)

820 – 26 Wellington Street East, Toronto, Ontario M5E 1S2

(7)

5481 East Lupine Avenue, Scottsdale, Arizona 85254

______________________________________________________________________________

______________________________________________________________________________

1.A.2.  Senior Management

Table No. 2 lists, as of 11/01/2003, the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

______________________________________________________________________________

______________________________________________________________________________

------------------------------------------------------------------------------

Name and Position	Age	Date of First Appointment

Mark O’Dea, President and CEO	36	May 2001
Larry Johnson, Chief Financial Officer/Corporate Secretary	53	October 2003
Rick Valenta, PhD., Vice President	36	August 2003

______________________________________________________________________________

______________________________________________________________________________

Mr. O’Dea’s business functions, as President of the Company and Chief Executive Officer, include strategic planning, business development, operations, financial administration, accounting, liaison with auditors-accountants-lawyers-regulatory authorities-financial community/ shareholders; and preparation/payment/organization of the expenses/taxes/ activities of the Company, and reporting to the Board of Directors.

Mr. Johnson’s business functions, as Chief Financial Officer of the Company include responsibilities for the completion and dissemination of the Company’s financial statements and for coordinating the Company’s financial information with the Company’s auditor.

Dr. Valenta’s duties are to supervise the Company’s joint venture projects with Placer Dome and Red Lake Resources. He is also responsible for management of the Company’s 100% owned Dixie Lake project and the Company’s activities on the properties located in the Northwest Territories and in Labrador.

1.B.  Advisors

The Company’s attorneys are: Goldman and Carr, LLP

                             Contact: Jay Goldman

                             200 King Street West

                             Suite 2300

                             Toronto, Ontario M5H 3W5

                             Telephone: 416-595-2409

                             Facsimile: 416-595-0567

                             e-mail: jgoldman@goldmancarr.com

The Company’s bank is:       The Royal Bank of Canada

                             1025 West Georgia Street, Second Floor

                             Vancouver, B.C. Canada V6E 3N9

                             Contact: Bob Dodsen

                             Telephone: 604-665-6964

                             Facsimile: 604-665-0992

The Company’s auditor is:    McGovern, Hurley, Cunningham, LLP

                             2005 Sheppard Avenue East, Suite 503

                             Toronto, Ontario, CANADA M2J 5B4

                             Telephone: 416-496-1234

                             Facsimile: 416-496-0125

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2002/2001/2000 ended December 31st was derived from the financial statements of the Company that have been audited by McGovern, Hurley, Cunningham LLP, independent Chartered Accountants, as indicated in their audit reports, which are included elsewhere in this Registration Statement.  The selected financial data of the Company for Fiscal 1999/1998 ended December 31st was derived from the financial statements of the Company that were audited by McGovern, Hurley, Cunningham, LLP, independent Chartered Accountants; these financial statements are not included herein.

The selected financial data as at and for the six-month periods ended 6/30/2003 and 6/30/2002 have been derived from the unaudited financial statements of the Company, included herein and, in the opinion of management include all adjustments (consisting solely of normally recurring adjustments) necessary to present fairly the information set forth therein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 3 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS).  All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the financial statements.

Table No. 3

Selected Financial Data

(CDN$ in 000, except per share data)

________________________________________________________________________________

________________________________________________________________________________

	Unaudited Six Months		Year	Year	Year	Year
CANADIAN GAAP	Ended 6/30/03	Ended 6/30/02	Ended 12/31/02	Ended 12/31/01	Ended 12/31/00	Ended 12/31/99

Revenue	Nil	$158	$158	$3,985	Nil	$2,903
Income (Loss) for the Period	($77)	($280)	($289)	$24	($79)	$86
Basic Income (Loss) Per Share	($0.01)	($0.02)	($0.02)	Nil	($0.01)	$0.01
Dividends Per Share	Nil	Nil	Nil	Nil	Nil	Nil
Wtg. Avg. Shares (000)	15,260	12,471	13,241	11,259	10,433	9,870
Period-end Shares	20,006	13,927	14,712	11,887	10,567	10,367

Working Capital	$3,633	$1,087	$1,058	$582	$354	$1,334
Mineral Properties	$610	$347	$526	$81	Nil	Nil
Long-Term Debt	Nil	Nil	Nil	Nil	Nil	Nil
Capital Stock	$3,699	$1,583	$1,658	$662	$346	$1,248
Shareholders’ Equity	$3,932	$1,468	$1,658	$694	$353	$1,334
Total Assets	$4,462	$1,814	$1,749	$874	$1,961	$1,822

US GAAP
Net Loss	N/A	N/A	($733)	($57)	($79)	$86
Loss Per Share	N/A	N/A	($0.06)	($0.01)	($0.01)	($0.01)
Mineral Properties	N/A	N/A	0	0	0	0
Shareholders’ Equity	N/A	N/A	$1,133	$613	$353	$1,334
Total Assets	N/A	N/A	$1,224	$793	$1,961	$1,822

--------------------------------------------------------------------------------

(1)  Cumulative Net Loss since incorporation through 6/30/2003 under US GAAP was

     ($859,399).

(2)  a) Under US GAAP, options granted to non-employees as compensation for services provided are fair valued and an expense recorded.

     b) Under SEC interpretation of US GAAP, all costs related to exploration-

        stage properties are expensed in the period incurred.

________________________________________________________________________________

________________________________________________________________________________

3.A.3.  Exchange Rates

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of five most recent fiscal years ended December 31st, the average rates for the period, and the range of high and low rates for the period.  The data for the six-month periods ended 6/30/2003 and 6/30/2002 is provided, as is the data for each month during the most recent six months.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

Period	Average	High	Low	Close

October 2003		1.35	1.30	1.32
September 2003		1.37	1.35	1.35
August 2003		1.41	1.38	1.39
July 2003		1.41	1.34	1.41
June 2003		1.38	1.33	1.36
May 2003		1.42	1.34	1.37

Six Months Ended 6/30/2003	1.44	1.58	1.33	1.36
Six Months Ended 6/30/2002	1.57	1.61	1.51	1.52

Fiscal Year Ended 12/31/2002	1.57	1.61	1.51	1.58
Fiscal Year Ended 12/31/2001	1.55	1.60	1.49	1.59
Fiscal Year Ended 12/31/2000	1.50	1.56	1.44	1.50
Fiscal Year Ended 12/31/1999	1.49	1.53	1.44	1.44
Fiscal Year Ended 12/31/1998	1.49	1.57	1.41	1.54

______________________________________________________________________________

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 6/30/2003.  As of 6/30/2003, the Company has cash and cash equivalents totaling $2,001,087.  The Company has no significant debt outstanding as of 4/30/2003 and had issued and outstanding common shares of 22.4 million.

Table No. 5

Capitalization and Indebtedness

______________________________________________________________________________

SHAREHOLDERS’ EQUITY
20,427,049 shares issued and outstanding	$3,962,336
Retained Earnings (deficit)	($502,175)
Net Stockholders’ Equity	$4,010,488
TOTAL CAPITALIZATION	$4,512,663

Stock Options Outstanding:	2,075,000
Warrants Outstanding:	3,106,727
Preference Shares Outstanding:	Nil
Capital Leases:	Nil
Guaranteed Debt	Nil
Secured Debt:	Nil

______________________________________________________________________________

______________________________________________________________________________

3.C.  Reasons For The Offer And Use Of Proceeds

      --- No Disclosure Necessary ---

3.D.  Risk Factors

Cumulative Unsuccessful Exploration Efforts By Fronteer Development Personnel Could Result In the Company Having to Cease Operations:

The expenditures to be made by Fronteer Development in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities.  Most exploration projects do not result in the discovery of commercially mineable ore deposits and this occurrence could ultimately result in Fronteer Development having to cease operations.

Fronteer Development Has No Reserves on the Properties in Which It Has an Interest and If Reserves Are Not Defined the Company Could Have to Cease Operations:

The properties in which Fronteer has an interest or the concessions in which the Company has the right to earn an interest are in the exploratory stage only and are without a known body of ore. If the Company does not ultimately find a body of ore, it would have to cease operations.

There is No Guarantee of Clear Title to Any of the Mineral Properties to which Fronteer Development Has an Interest:

Unregistered agreements or unregistered transfers of title could cause Fronteer Development to forfeit its interests in one or more of its property interests. Forfeiting an interest in a property would result in significant capital losses to Fronteer Development.

Mineral Prices May Not Support Corporate Profit for Fronteer Development:

The resource exploration industry is intensely competitive and even if commercial quantities of mineral resources are developed (which is not guaranteed), a profitable market may not exist for the sale of same. If a profitable market does not exist the Company could have to cease operations.

Fronteer Development Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders:

None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or positive cash flow from operations. The cumulative loss since the Company’s inception of the development stage, according to U.S. Gaap, is ($859,399). The Company does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

Fronteer Development currently has 1,875,000 share purchase options outstanding and 3,270,204-share purchase warrants outstanding. If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 20,006,380 to 25,151,584.  This represents an increase of 26% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

The Amount of Capital Necessary to Meet All Environmental Regulations Associated with the Exploration Programs of Fronteer Development Could Be In An Amount Great Enough to Force the Company to Cease Operations:

The current and anticipated future operations of the Company, including further exploration activities require permits from various Canadian Federal and Provincial governmental authorities.   Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Large increases in capital expenditures resulting from any of the above factors could force Fronteer Development To cease operations.

Operating Hazards and Risks Associated with the Mining Industry Could Result in Fronteer Development Having to Cease Operations:

Resource exploration activities generally involve a high degree of risk.  Hazards such as unusual or unexpected formations and other conditions are involved.  Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of exploration facilities, damage to life and property, environmental damage and legal liability for any or all damage.  Fronteer Development may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force Fronteer Development to cease operations.

The Risks Associated with Penny Stock Classification Could Affect the Marketability of the Common Stock of Fronteer Development And Shareholders Could Find It Difficult to Sell Their Stock:

The Company’s stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The Company’s Class “A” shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

Fronteer Development is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations:

While engaged in the business of exploiting mineral properties, the nature of Fronteer Development’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  St. Jude’s growth will depend, on the efforts of its Senior Management, particularly its President, Mark O’Dea and its Chairman, Mr. Hugh Snyder. Loss of these individuals could have a material adverse effect on the Company.  Fronteer Development has no key-man life insurance or written consulting agreements with the Senior Officers or the Directors.

Control by Principal Stockholders, Officers and Directors Could Adversely Affect Fronteer Development’s Stockholders

The Company’s Senior Management, Directors and greater-than-five-percent stockholders (and their affiliates), acting together, have the ability to control substantially all matters submitted to Fronteer Development’s stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company’s assets) and to control the Company’s management and affairs.  Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of Fronteer Development, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could materially adversely affect the market price of the Company’s stock.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Fronteer Development’s Stockholders

Because the success of Fronteer Development is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against Fronteer Development.  The Company is a corporation incorporated in the province of Ontario under the Ontario Corporations Act.  A majority of the Company's directors must be residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions.  Also, a Canadian court would generally recognize a judgment obtained in a U.S. Court except, for example:

  a) where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

  b) the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

  c) the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

  d) a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

  e) the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

  f) the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

  g) there has not been compliance with applicable Canadian law dealing with the limitation of actions.

As a "foreign private issuer”, Fronteer Development is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act May Result in Shareholders Having Less Complete and Timely Data

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result is shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

Fronteer Development Group Inc. initially started as a real estate company engaged in the acquisition of land for sale and the building and marketing of residential real estate properties.  Fronteer was incorporated as numbered company “1334970 Ontario Inc.” under the laws of the province of Ontario in January 1999.  The name of the company was changed on February 2, 1999 to Fronteer Development Group Inc. The Company’s real estate activities were focused in the Greater Toronto area.  Fronteer became a publicly listed company on the Canadian Venture Exchange in December 2000. (The name of the Canadian Venture Exchange was subsequently changed to The TSX Venture Exchange.)

In the spring of 2001, a decision was made to wrap up the Company’s real estate business and enter the area of mineral exploration. In May 2001, Mark O’Dea, a professional geologist was hired as President and Chief Executive Officer replacing Derek Snyder, the former President. A mineral exploration office was set up in Vancouver, British Columbia and the Company was extra-provincially registered in the province of British Columbia in June 2001. Upon the acquisition of mineral properties in the Fall of 2001, Fronteer then took steps to apply for a Change of Business with the TSX Venture Exchange (“TSX-V”). The last of the Company’s real estate holdings were sold in March 2002.  On May 2, 2002, the Company received approval from the TSX-V to move from a Tier 3 Real Estate issuer to a Tier 2 Junior Mining issuer.

In December of 2002, a decision was made to apply for listing on the Toronto Stock Exchange (“TSX”) in order to gain greater access to equity capital for exploration. On December 30, 2002, the Dixie Lake Property, located in northwestern Ontario was acquired. The Company also completed a $3,000,000 financing in late June 2002 (offered only to residents of Canada). The Company began trading on the Toronto Stock Exchange on July 11, 2003.

The Company’s executive office is located at:

   1640-1066 West Hastings Street

   Vancouver, British Columbia, Canada  V6E 3X1

   Telephone: (604) 632-4677

   Facsimile: (604) 632-4678.

   Website: www.fronteergroup.com

   Email: modea@fronteergroup.com

The contact person is: Mark O’Dea, President and Chief Executive Officer

The Company's fiscal year ends December 31st.

The Company's common shares trade on the Toronto Stock Exchange in Toronto, Canada under the symbol "FRG" and on the Frankfurt Stock Exchange in Frankfurt, Germany also under the symbol “FRG”.

The Company has an unlimited number of common shares without par value authorized.  At 12/31/2002, the end of the Company's most recent fiscal year, there were 14,712,312 common shares issued and outstanding. At 6/30/2003, the end of the Company’s most recently completed fiscal quarter; there were 20,006,380 common shares issued and outstanding.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation and Name Changes

Fronteer Development Group Inc. was incorporates in January 1999 under the name of 1334970 Ontario Inc.  The Company changed its name to Fronteer Development Group Inc. by articles of amendment dated February 2, 1999.

The following sets forth the names of the subsidiaries of the Company and their respective jurisdictions of incorporation.

(a)

1209786 Ontario Inc. is incorporated under the laws of Ontario and is 100% owned by Fronteer;

(b)

1262181 Ontario Inc. is incorporated under the laws of Ontario and is 100% owned by 1209786 Ontario Inc.;

(c)

123934 Ontario Inc. is incorporated under the laws of Ontario and is 100% owned by 1209798 Ontario Inc. This Company has been dormant since its incorporation; and,

(d)

Berkley Homes (Pickering Inc. is incorporated under the laws of Ontario and is 50% owned by Fronteer.

Financings

The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

____________________________________________________________________________________________________________________________________________________________

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount

Fiscal 2001	Issued for Cash	1,300,000	$325,000
Fiscal 2001	Issued for interest in mineral property	20,000	$5,600
Fiscal 2002	Issued for Cash	2,162,000	$958,510
Fiscal 2002	Flow-through shares issued for cash (1)	553,667	$288,040
Fiscal 2002	Issued for interest in mineral property	40,000	$24,000
Fiscal 2002	Issued for services	70,000	$23,800
Fiscal 2003	Issued for Cash	2,862,875	$1,404,825
Fiscal 2003	Flow-through shares issued for cash (1)	2,411,193	$1,567,275
Fiscal 2003	Issued for interest in mineral property	20,000	$13,900

(1) The mechanics of Flow Through Agreements are as follows: Certain provisions of the Canadian Income Tax Act allow companies in the resource sector to incur expenditures and renounce them in favor of the investor, who is entitled to claim them.  The Company has incurred such Canadian exploration expenses (primarily expenses incurred for determining the existence, location, extent or quality of a mineral resource in Canada in the course of carrying out geological survey and sampling work.  There is a risk to the Company that should Revenue Canada deny the deductions in the hands of the investor penalties could be levied by Revenue Canada and that the shareholders could sue the Company for damages.  The Company is confident that it is in full compliance with the Canadian Income Tax Act and does not anticipate any such difficulties.

-----------------------------------------------------------------

______________________________________________________________________________

______________________________________________________________________________

Capital Expenditures

Fiscal Year

Fiscal 1999	Nil
Fiscal 2000	Nil
Fiscal 2001	$107,633
Fiscal 2002	$471,650
Fiscal 2003 (Thru 6/30)	$93,647

4.B.  BUSINESS OVERVIEW

Historical Corporate Development

The Company was originally involved in the real estate business. In February of 1999 it acquired all of the assets of a company called Broder Devco Inc., by issuing Broder Devco Inc. 10,366,644 of its common shares. At the time of this transaction, the Company had no assets or liabilities. Upon the completion of this transaction, the Company carried on the real estate development business in which Broder Devco had been involved.

During June of 2001, the Company entered into the business of acquiring and exploring mineral properties. During the period since June of 2001, the Company has sold substantially all of its real estate properties and has been involved in mineral exploration.

The Company currently has interests in mineral properties located in the Northwest Territories, the province of Labrador and the province of Ontario. A description of the Company’s properties is set out below.

Plan Of Operations

Source of Funds for Fiscal 2003/2004

The Company’s primary source of funds since incorporation has been through the issuance of common shares and flow-through shares.

During the first six months of Fiscal 2003, the Company has raised $5,274,068 from the sale of 2,862,875 common shares and from the sale of 2,411,193 flow-through common shares.

The Company had a working capital balance of $909,898 at 12/31/2002 and $3,296,593 at 6/30/2003.  The increase in working capital at June 30, 2003 as compared to December 31, 2002 was the result of the two financings described earlier, which the Company completed during the first six months of Fiscal 2003.

Use of Funds for Fiscal 2003/2004

During Fiscal 2003 and Fiscal 2004, respectively, the Company estimates that it might expend $600,000 and $700,000 on general/administrative expenses.  During Fiscal 2003 and Fiscal 2004, respectively, the Company estimates that it might expend $600,000 and $1,000,000 on property acquisition/exploration expenses.

Anticipated Changes to Facilities/Employees

Management of the Company anticipates no changes to either facilities or employees in the near future.

United States vs. Foreign Sales/Assets

The Company had no revenue during Fiscal 2000; revenues of $3,985,210 during Fiscal 2001; and, revenues of $157,877 during Fiscal 2002.  All of these revenues were generated in Canada.

At 12/31/2002, 12/31/2001, and 12/31/2000 all of the Company’s assets were located in Canada.

Material Effects of Government Regulations

The current and anticipated future operations of the Company, including further exploration activities, require permits from various Canadian Federal and Provincial governmental authorities.  Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.  The Company has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs in the next year.

Seasonality

Dependency upon Patents/Licenses/Contracts/Processes

Sources/Availability of Raw Materials

--- No Disclosure Necessary ---

4.C. Organization Structure

The Company was incorporated under the name 13344970 Ontario Inc. under the laws of the Province of Ontario on January 11, 1999.  On February 2, 1999, the Company filed Articles of Amendment to change its name to Fronteer Development Group Inc.

The Company has one wholly owned subsidiary: 1209786 Ontario Inc. incorporated in Ontario. 1209786 Ontario Inc. has two wholly owned subsidiaries: 1262181 Ontario Inc. (Incorporated under the laws of Ontario) and 123934 Ontario Inc. (Incorporated under the laws of Ontario) The Company has one 50% owned subsidiary: Berkley Homes (Pickering) Inc. (Incorporated under the laws of Ontario).

4.D.  Property, Plant and Equipment

The Company’s executive offices are located in rented premises of approximately 1759 sq. ft. at 1640-1066 West Hastings Street, Vancouver, British Columbia CANADA V6E 3X1.  The Company began occupying these facilities on March 1, 2003.  Monthly rent is $4,054.

The Company’s mineral properties are located in the following areas:

a.

The Red-Lake Birch Uchi Belt which is found in Northwestern Ontario;

b.

The Great Bear which is located in the Northwest Territories of Canada; and,

THE RED-LAKE BIRCH UCHI BELT

1. The Dixie Lake Property

Acquisition of Interest

On January 10, 2003, the Company announced that it had acquired an option to acquire a 100% interest in the Dixie Lake Property. Under the terms of the option agreement, the Company can earn an undivided 100% interest in the property by making cash payments of $80,000 and by issuing up to 200,000 share of its common stock over four years. The vendor of the property, Perry English, an unrelated party to the Company, retained a 2% net smelter royalty, half of which may be bought back by Fronteer for $1,000,000.

On September 3, 2003, the Company announced that it had granted an option to Alberta Star Development Corp., an unrelated public company trading on the TXS Venture Exchange under the symbol “ASX”, to earn up to a 50% interest in the property. Alberta Star Development Corp. can earn a 50% interest in the property by:

a.

Paying Fronteer an initial $10,000 and issuing 50,000 common shares of its common stock to Fronteer (Paid and stock issued);

b.

Completing $2 million in exploration work by September 1, 2006;

c.

Making annual cash payments to Fronteer of $25,000, $40,000 and $60,000 over the three year period beginning 2004; and,

d.

Making annual share issuances to Fronteer of 100,000 common shares of Alberta Star Development Corp. beginning 2004.

In addition to the above, Alberta Star Development Corp. is responsible for all cash payments to the underlying property vendor, Perry English, during the option period. By the terms of the agreement, Fronteer will be the operator of the program; however, the exploration team will consist of at least one person from Alberta Star Development Corp.

Location

The Dixie Lake Property is located in Northwestern Ontario and is centred at coordinates N50˚51’ and W93˚ 36’ on NTS map sheet 52K/13.  The town of Red Lake, Ontario is located 24 km to the northwest of the Dixie Lake Property.

The Dixie Lake Property has an area of approximately 1,872 hectares consisting of 117 mineral claim units in 51 claims which lie within the Red Lake Mining Division.  All claims are currently in good standing.

Accessibility, Climate, Infrastructure and Physiography

Access to the property is via Highway 105, then four km to the southwest along Tucyk Road.  Several old logging roads from Tucyk Road provide direct access to much of the of the Dixie Lake Property.  The main power lines to Red Lake are located one kilometre north of the Dixie Lake Property.  The town of Red Lake is a well established mining centre from which supplies, support services and experienced personnel are readily available.

The area comprising the Dixie Lake Property is covered mature boreal forest consisting of mostly black spruce and lesser stands of poplar, birch, jackpine, and balsam. Large areas on the Dixie Lake Property have been deforested over the years and have been replanted with spruce and pine.

The topography of the area is characteristic of the southern part of the Canadian Shield with low rolling hills and intervening lowlands with lakes, muskeg and marsh. Relief on the Dixie Lake Property is subdued with elevations ranging from 350 to 400 meters.  There is little outcrop in the area of the Dixie Lake Property.

The climate of the area is typical of the northern continental interior with a wide range of temperatures from as low as -40° Celsius in the winter to as high as +40° Celsius in the summer. Precipitation averages 634 mm in total with an average of 455 mm falling as rain in the summer and the remainder falling as snow in the winter.

History and Previous Work

Discovery of gold in the area was first made in the early 1940's. The initial gold discovery was on the south side of Dixie creek (then known as Caribou Creek), about 4 km downstream from Dixie Lake. The work completed consisted mainly of surface prospecting, trenching and a small amount of shallow drilling.

In 1969, Caravelle Mines Ltd. ("Caravelle"), an unrelated company, carried out exploration on their Dorothy Prospect which covered the current Dixie Lake Property area. Combined airborne magnetic and electromagnetic surveys were flown over the Dixie Lake Property by Questor Surveys Limited. In 1970, Caravelle entered into a joint venture with Newmont Mining ("Newmont"), who conducted ground magnetic and EM surveys over airborne survey targets of interest. Subsequently, Newmont drilled a total of 3500 feet (1066.8 metres) in nine (9) diamond drill holes on anomalies identified. All of the drill holes intersected sulphide mineralization; however no assays of economic interest were obtained. In 1972 Caravelle carried out additional exploration consisting of geological mapping, line cutting, ground magnetic, and EM and VLF-EM surveys. An additional 1480 feet (451 meters) of diamond drilling was completed. Five of the drill holes investigated conductors delineated by the geophysical surveys. These conductors were found to be due to pyrrhotite and graphite occurring in metasediments and tuffs. There were no appreciable amounts of economic sulphides encountered. The sixth drill hole investigated the Belgold zone located in 1945 (Main Showing) but returned low assay values.

In 1985, Golden Terrace Resources, an unrelated company, flew an airborne magnetic and EM survey over the area but did not carry out follow-up work in the present claim area.

In 1988 geophysical surveys, trenching, sampling, prospecting, geological mapping of trenches, and 1525 feet (465 meters) of diamond drilling in seven holes was completed by Mutual Resources Ltd., an unrelated company. The three trenches completed by Mutual (the North Showing, the Main Showing Trench, and the South Trench) probably correspond with the original D, A, and B zones respectively. Mutual drilled seven diamond drill holes, one of which, 88-4, established a new zone called the 88-4 Zone, delineated by coincident magnetic and electromagnetic anomalies. The hole intersected a 19.4 foot (5 .8m) section grading 0.107 ounce gold per ton, including 8.9 feet (2.7m) grading 0.212 ounces gold per ton or 5.6 feet (1.7m) grading 0.30 ounces gold per ton. The silicified horizon is conformably situated along a mafic flow and mafic tuff contact.

Prompted by the intersection of 0.212 ounces per ton gold over 8.9 feet (2.7 meters), Teck Corporation, an unrelated Canadian publicly traded mining company, entered into a joint venture agreement with Mutual in July 1989 and completed 13,419 feet (4090.1 m) of diamond drilling in 27 holes, line cutting, geological mapping, and ground geophysical surveys. A drill indicated resource of 417,000 tons grading 0.126 ounces per ton gold was calculated by Teck, based on these drill results (but remaining open to depth). The following parameters were used for the calculations. A minimum grade of 0.10 ounces per ton gold over a minimum true thickness of 6 feet (grade x thickness) with open polygon blocks closed off 25 m horizontally and/or vertically from drill hole pierce points. The area between the datum and surface (12.5 m avg. depth) is the crown pillar and was not included in the calculation, and a tonnage factor of 12 cubic feet/ton was used. Tonnage was calculated using the polygon method. The zone was outlined for 700 m along strike and open to a depth of 300 m. Another drill hole, DDH 89-25, intersected a new zone of auriferous silicification (0.090 ounces per ton gold  over 3.4 feet  or 1.13 m) about 150 m south of the 88-4 zone.

In 1990, Teck carried out additional claim staking and IP surveys, geological mapping and a helicopter-borne geophysical survey by Dighem Surveys and Processing Inc. of Mississauga, Ontario ("Dighem"). A total of 7,277 feet (2218.0 m) was drilled in 13 holes. The zone found in DDH 89-25 was further tested by DDH DL-32 explaining a weakly auriferous, silicified iron formation. An additional six drill holes were completed on the 88-4 Zone. These widely spaced holes tested the zone along strike and at depth.

The property remained idle until 1996, when Golden Dragon, an unrelated private mining company, under a joint venture with 502285 British Columbia Ltd., an unrelated private mining company, conducted a 12 hole drill program 6195.5 feet (1888.4 m) on the 88-4 Zone, line cutting and detailed IP surveys, and humus geochemistry surveys using the enzyme leach method. This was followed by a 15 hole drill program [8419.6 feet (2,566.3 m)] in 1997, in joint venture with Ceasar’s Gold Inc., testing some of the geophysical anomalies delineated. A large area was stripped in the vicinity of the South Trench, but no detailed sampling was conducted.

Summary of Historic Exploratory Drilling Activity:

As there is little outcrop exposure in the Dixie Lake area, prior exploration programs have investigated the potential of the Dixie Lake Property using mostly geophysical surveys and diamond drill testing. To date, a total of 11,966 meters of diamond drilling in 84 holes have tested the Dixie Lake Property. The highlights of historic exploratory drilling programs is presented in the table below:

DIXIE LAKE PROPERTY-DIAMOND DRILLING HIGHLIGHTS

Hole #	2003 Area	Target	Width-m	Au-gpt	gXm	Host rock	Mineralization
DL 88-04	88-4	88-4 Zone	4.24	4.97	21.08	iron formation	2-3% po, 1-21% py, trace aspy, cpy, sp.
DL-89-02	88-4	88-4 Zone	9.48	2.88	27.30	silicified zone	local 1-50% po, 1-20% py, trace-2% aspy, trace-2% sp. Laminated argillite with variable silica and carbonate.
DL-89-09	88-4	88-4 Zone	2.83	15.60	44.22	silicified zone	local 2-6% po, 1-3% py, trace-3% aspy, trace cpy, trace sp.
DL-89-15	88-4	88-4 Zone	14.39	1.78	25.65	silicified zone	local 1-15% po, trace-5% py, trace-1% aspy, trace cpy, trace-1% sp. variable silicification, brecciation.
DL-89-17	88-4	88-4 Zone	14.72	3.26	47.95	silicified zone	1-20% po, 1-3% py, trace-2% aspy, trace-1% cpy. variably silicified argillite, volcanics.
DL 88-02	Main	main zone	1.38	1.78	2.46	iron formation	2-3% po, <1% py, trace cpy
DL 88-06	Main	main zone	1.44	1.54	2.22	iron formation	1-2% po, trace-1% py.
DL 88-07	Main	main zone	2.00	3.60	7.20	iron formation	5-8% po, trace cpy, sp.
DL-89-25	Main	Magnetic anomaly	1.04	3.09	3.20	silicified zone	trace-10% po, 1% py, cpy, aspy. Silicification and quartz carbonate veining.
CG-97-21	Northwest	IP Anomaly	1.00	0.94	0.94	felsic porphyry	1-5% py. Anomalous gold, arsenic over greater than 30 metres

Planned Work By the Company for the Remainder of 2003

The Company is currently planning a drill program centered on and around the 88-4 zone.  The budget for this exploration work is $300,000 and the work is planned to consist of ten drill holes encompassing approximately 2000 meters.  The current schedule calls for this work to commence by calendar year end.

2. The Balmer Property

Acquisition of Interest

During the summer of 2001, Fronteer acquired, what was then called, the Woman Lake Property and the Shanty Bay Property by staking the ground. In January of 2002, the Company increased its land position by staking additional ground adjacent to these two properties. In February of 2002, the Company changed the name of its entire land holding in the area to the Balmer Property.

In April of 2002, Fronteer formed a strategic alliance with Aurion Gold Limited, an unrelated public company located in Australia. Aurion Gold Limited agreed to purchase $500 thousand worth of Fronteer common stock and to provide $250,000 to Fronteer to be used for exploration work on the Balmer Property. Once this work was completed, Aurion Gold Limited could exercise an option to earn a 65% interest in the project by spending $2.5 million at a minimum rate of $500 thousand per year.

On June 17, 2002, the Company announced that it had acquired an option to acquire a 100% interest in the Spot Lake Property, which consisted of sixteen claim units and was surrounded by the Company’s Balmer Property.

The terms of the Company’s acquisition of the Spot Lake Property called for Fronteer to earn a 100% interest in the Spot Lake Property by making staged payments of $44,000 and 85,000 common shares of the Company by May 31, 2007. The initial payment made was for $2,000 and the issuance of 20,000 common shares of Fronteer stock. The vendor of the property retains a 2% net smelter return interest, of which Fronteer can purchase back 50% for $1 million.

On March 11, 2003, the Company announced that Placer Dome, an unrelated Canadian public company that trades on the Toronto Stock Exchange under the symbol “PDG”, had assumed the agreement with Aurion Gold Limited.

Property Description and Location

The Balmer Property is located in the Canadian province of Ontario and includes portions of the Corless, Dent, Knott and Mitchell Townships. It consists of 29 unpatented mineral claims and three leases, covering an area of approximately 5760 hectares.

The Balmer Property List of Claims

Property Name	Claim Number	Number of 16 Hectare Units	Expiry Date	Work Required Annually

Balmer	KRL 1187766	16	Sept. 12, 2003	$6,400.00
Balmer	KRL 1187767	16	Sept. 12, 2003	$6,400.00
Balmer	KRL 1187768	16	Sept. 12, 2003	$6,400.00
Balmer	KRL 1187769	8	Sept. 12, 2003	$3,200.00
Balmer	KRL 1187770	16	Sept. 12, 2003	$6,400.00
Balmer	KRL 1249575	10	Feb. 7, 2004	$4,000.00
Balmer	KRL 1249576	15	Feb. 7, 2004	$6,000.00
Balmer	KRL 1249577	16	Feb. 7, 2004	$6,400.00
Balmer	KRL 1249578	16	Feb. 7, 2004	$6,400.00
Balmer	KRL 1249579	16	Feb. 7, 2004	$6,400.00
Balmer	KRL 1249580	16	Feb. 7, 2004	$6,400.00
Balmer	KRL 1249581	16	Feb. 7, 2004	$6,400.00
Balmer	KRL 1249582	16	Feb. 7, 2004	$6,400.00
Balmer	KRL 1249583	16	Feb. 7, 2004	$6,400.00
Balmer	KRL 1249584	10	Feb. 7, 2004	$4,000.00
Balmer	KRL 1244501	15	Feb. 7, 2004	$6,000.00
Balmer	KRL 1244502	12	Feb. 7, 2004	$4,800.00
Balmer	KRL 1247995	4	Feb. 7, 2004	$1,600.00
Balmer	KRL 1247996	4	Feb. 7, 2004	$1,600.00
Balmer	KRL 1247998	15	Feb. 7, 2004	$6,000.00
Balmer	KRL 1247999	15	Feb. 7, 2004	$6,000.00
Balmer	KRL 1248000	7	Feb. 7, 2004	$2,800.00
Balmer	KRL 3001571	12	Feb. 7, 2004	$4,800.00
Balmer	KRL 3001576	15	Feb. 7, 2004	$6,000.00
Balmer	KRL 3001577	12	Feb. 7, 2004	$4,800.00
Balmer*	KRL 526505	Lease
Balmer*	KRL 375492	Lease
Balmer*	KRL 375493	Lease
Balmer*	KRL 1107692	6	Oct. 20, 2003	$2,400.00
Balmer*	KRL 1185143	4	June 26, 2003	$1,600.00
Balmer*	KRL 1244530	13	Mar. 11, 2004	$5,200.00
Balmer*	KRL 1247951	3	April 19, 2004	$1,200.00

* These properties were optioned by the Company from Perry English who is an unrelated third party.

Accessibility, Climate and Physiography

Access to the property is via road from the town of Far Falls to the Woman River/Woman Lake system and then via boat, for approximately nine miles to the property.

Topography on the property is gentle, with elevations ranging from 390 to 420 meters above sea level.  A mixed forest of mostly spruce, poplar and birch trees covers the area, with swampy vegetation in the low-lying areas.  Temperatures range from highs of 25 degrees Celsius in the summer months to lows of minus 30 degrees Celsius in the winter months. Snow covers the ground between the months of November and May.

Property History

Various exploration work has been conducted on, what Fronteer now calls, the Balmer Property since 1929. Pit excavation and trenching was recorded in 1929 along an east-west trending quartz vein, which was exposed intermittently for a strike length of 400 feet. Since that time, magnetic, electromagnetic and radiometric surveys have taken place along with exploratory drilling, trenching and stripping.

In 1990 and 1991, the Ontario Geological Survey produced airborne electromagnetic and magnetic maps for the Birch-Uchi-Confederation Lakes Area, which covers the current Balmer Property.

During September of 2001 Fronteer collected rock samples on part of the Balmer Property and during the summer of 2002 the Company engaged in additional exploration work. This work consisted of airborne magnetic and electromagnetic surveys and a ground exploration program consisting of soil sampling and rock sampling.

Since March of 2003, the exploration work on the Balmer Property has been carried out by the Company and its partner Placer Dome. All of Placer Dome’s historical exploration data from the birch Uchi Belt was incorporated into Fronteer’s GIS database and is being used as a basis for drill target refinement and ranking.

THE GREAT BEAR, NORTHWEST TERRITORIES

1. The Achook Property

Acquisition of Interest

The Company acquired a 100% interest in the Achook Property by staking the area in July of 2002.

Location, Access and Geography

The Achook property is located on Achook and Rocher Rouge Islands in eastern Great Bear Lake, some 460 kilometers north-northwest of Yellowknife, Northwest Territories.    The nearest community is Kugluktuk, located 200 kilometers northeast of the area on the Arctic Ocean.  The abandoned mining town of Port Radium is located 30 kilometers south of the property.  Access to the property from Yellowknife is by float-equipped, fixed wing aircraft.

 The property has relatively rugged topography, with steep bluffs and hills rising up to 150 meters from Great Bear Lake, with a maximum elevation of 339 meters above sea level.  Overall, the proportion of bedrock exposure on the island is greater than 50%.  Most uplands and west facing exposures are treeless.  Glacial drift and outwash covers lower areas, particularly in the east-west valley in the cent of the island.  Moss and low bush cover most of these areas

The area has a continental climate with low levels of precipitation and a wide temperature range.  Summers are typically pleasant with long daylight hours, whereas winters are long and may be extremely cold.  Snow cover usually disappears by the start of June and returns by the middle of September.

History and Previous Work

BP Minerals Limited (“BP”), an unrelated public company, conducted three uranium exploration programs on Achook Island between 1977 and 1982, including grid establishment, mapping, rock sampling, and radiometric surveys.  BP located several copper-uranium showings on the island, primarily consisting of anomalous scintillometer readings.

No further exploration has been recorded on Achook Island since the time of the work by BP Minerals Limited.

Recent Work – 2002 Exploration Program

The main objective of the 2002 exploration program was to investigate the regional compilation target and to test the potential for IOCG deposits on the Achook Property.  The exploration program entailed 28 person-days (7 day field program) and was completed between August 2 and August 8, 2002 including mobilization and demobilization.  The program consisted of geological mapping, rock sampling, and soil sampling.  Magnetic declination on the property is 28°04’ E and the UTM Grid System used is NAD 27, Zone 11.

In the course of geological mapping, 50 rock samples were taken.  These samples range from select samples of high-grade mineralization to chip samples taken across a width of rock for more accurate representation of the grade of mineralized zones.  Rock samples were marked in the field by a combination of pink and blue flagging plus a small aluminum tag on which has been inscribed the sample number; the type of sample, the initials of sampler, and the date the sample was taken.  All samples were analyzed at Acme Labs in Vancouver, B.C. for 35 elements, including gold (ppm), using a 3 acid (Aqua Regia) digestion and ICP-ES (0.5 gm sample) and gold (ppb) by ignition followed by ICP-MS (10 gm sample).

A total of 173 soil samples were collected on the property, both on grid lines and contour lines.  A soil grid was established over the area of the Rhy Showing using hand held GPS units to locate samples at 50 metre intervals along lines spaced 100 metres apart.  A total of 93 samples were taken from 5.05 line kilometres for the Rhy grid.  As well, soil lines were located near the Squall Showing on the south part of the island (two lines, 24 samples, 1.35 kilometres), and inland from the Major Showing (two lines, 24 samples, 2.9 line kilometres).  One contour soil sample line (32 samples at 100 metre spacing) was completed east of the Rhy Grid, to check for extensions of the mineralization from the Rhy Showing.

Soil samples were taken from B-horizon soils wherever possible.  Locally, due to poor soil development, the sample material was collected from colluvium, talus fines or glacial till material.  Soil lines were marked with orange flagging and all sample sites on grid lines were marked with a tyvek tag with the grid coordinates (based on the local UTM Grid) marked on the tag with a china marker.  Sample sites on the contour line were tagged similarly but the tags were marked with a unique sample number by using the following protocol: 02, for the year, followed by sampler’s initials, followed by SL for soil sample, followed by a sequential number particular to the individual sampler (i.e. Roy Heiman’s 12th contour soil sample in 2002 would be marked, 02RHSL-012).  Field duplicate samples were taken approximately every 20-30 samples.  These were marked the same as the original soil but with a “D” following the number.  All samples were analysed at Acme Labs in Vancouver, B.C. for 35 elements (by ICP-MS), including gold, on a 10 gram sample.

Planned Work Program

There is currently no work planned for the Achook Property.

2. The Mc Phoo Property

Acquisition of Interest

The Company acquired a 100% interest in the McPhoo Property by staking the area in July of 2002.

Location Access and Geography

The McPhoo property is located in the Calder River area, 375 kilometers north-northwest of Yellowknife, Northwest Territories.  The center of the property lies at roughly 65o 42' North latitude and 116o 30' West longitude.  The nearest community is Kugluktuk (formerly Coppermine), located on the Arctic Ocean, 225 kilometers north-northeast of the property.  The abandoned mining town of Port Radium is located 80 kilometers northwest of the property.  Access to the property is via float-equipped, fixed wing aircraft from Yellowknife to Brain Damage Lake (local name), located a few kilometers east of the property.

The McPhoo property has uneven, hilly topography, consisting of large bedrock highlands with sharply incised gullies and steep slopes to lakes and streams.  Several un-named lakes lie within the property boundaries.  Elevations range from 345 meters on the east side of the property to a maximum elevation of over 420 meters above sea level.  Overall, the proportion of bedrock exposure on the property is quite high.  The property is located south of the arctic tree line but trees occur only in valleys and on the lower slopes of the hills and most upland areas are treeless.

The area has a continental climate with low levels of precipitation and a wide temperature range.  Summers are typically pleasant with long daylight hours, whereas winters are long and may be extremely cold.  Snow cover usually disappears by the start of June and returns by the middle of September.

History and Previous Work

All prior exploration on the McPhoo property has been focused on uranium.  The first significant exploration was done in 1954 by Jackpot Uranium Mines Ltd., an unrelated company who conducted prospecting, excavated a 12 meter long open cut and 6 meter deep adit, and did 1034.8 meters (3394.2 ft) of diamond drilling in 19 holes.  Chalcopyrite and magnetite were identified in association with the uranium mineralization.  No other work was done until 1980, when Sheer Energy Development Corporation (“Shear”), an unrelated company, made a brief examination of the adit area.  Two years later, Sheer conducted magnetometer and gamma spectrometer surveys over selected areas, minor geological mapping and collected 14 rock samples.  They identified an anomalous magnetic-radiometric trend extending from the adit (North Area) to the area of the McPhoo #1 Showing.  A less obvious, parallel trend was also indicated east of this main trend.  Sheer recognized disseminated to massive magnetite bands in gneiss, with minor chalcopyrite, pyrite and uranium mineralization.

Recent Work – 2002 Exploration Program

The main objective of the 2002 exploration program was to investigate the area of the regional compilation target and to test the potential for IOCG deposits on the McPhoo property.  The exploration program entailed 12 person-days (3 day field program) and was completed between July 20 and July 24, 2002.  The program consisted of geological mapping, rock sampling, and soil sampling.

In the course of geological mapping, 17 rock samples were taken.  These samples were focused on sulphide mineralization and range from select samples to representative chip samples.  Rock samples were marked in the field by a combination of pink and blue flagging plus a small aluminum tag on which has been inscribed the sample number, the type of sample, the initials of the sampler, and the date the sample was taken.  All samples were analyzed at Acme Analytical Labs Ltd. in Vancouver, B.C. for 35 elements, including gold (ppm), by ICP-ES (0.5 gm sample) and gold (ppb) by ignition followed by ICP-MS (10 gm sample).

A total of 105-grid soil samples plus 10 duplicates were collected on nine, 200-400 meter spaced lines, covering the southern two-thirds of the McPhoo property.  Sample spacing was generally 100 meters but was reduced to 25 meters over the showing areas.  Grid lines were established using compass and hand-held GPS units to locate samples along lines.  Soil samples were taken from B-horizon soils wherever possible.  Locally, due to poor soil development, the sample material may be of colluvium, talus fines or glacial till material.  Characteristics of the sample site were recorded on a sample form for later reference.  Soil lines were marked with orange flagging and all sample sites on grid lines were marked with a tyvek tag with the grid coordinates (based on the local UTM Grid) marked on the tag with a china marker.  Field duplicate samples were marked the same as the original soil but with a “D” following the number.  All samples were analyzed at Acme Analytical Labs Ltd. in Vancouver, B.C. for 35 elements (by ICP-MS), including gold, on a 10-gram sample.

Planned Work Program

There is currently no work planned by the Company for the McPhoo Property.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the Six Months Ended 6/30/2003, and 6/30/2002, and the fiscal years ended 12/31/2002, 12/31/2001, and 12/31/2000 should be read in conjunction with the financial statements of the Company and the notes thereto.

Overview

During Fiscal 2002 the Company acquired six major properties.

On May 1, 2002, management of Fronteer entered into a subscription and property option agreement with AurionGold Canada Limited ("AurionGold") with regard to three major properties located in northwestern Ontario (the "AurionGold Agreement").  Under the terms of the AurionGold Agreement, AurionGold subscribed for 1,000,000 Common Shares at a price of $0.50 per share and paid Fronteer an additional $250,000 in cash. AurionGold has an option to earn a 65% interest in the Balmer, Portage and Sandy Point Properties (the "AurionGold Project") through the expenditure of a further $2,500,000 on exploration of the AurionGold Project at a minimum rate of $500,000 per year.

On May 31, 2002, management of Fronteer entered into a property option agreement with Perry English, an unrelated party to the Company, to acquire a 100% interest in the Spot Lake Property located in northwestern Ontario.  Under the terms of this agreement, Fronteer can earn its interest by making staged cash payments totaling $44,000 and issuing 85,000 common share of Fronteer to the vendor over a five year period.

On October 4, 2002, management of Fronteer entered into another property option agreement with Phelps Dodge Corporation of Canada (“Phelps Dodge”), a Canadian public company unrelated to Fronteer, to acquire a 100% interest in the Conjuror Property located in the Northwest Territories. Under the terms of this agreement, Fronteer can earn its interest by making staged cash payments or issuing to Phelps Dodge a number of common shares of Fronteer having an equivalent value of all or a portion or the required cash payments of $125,000 over a four year period commencing October 4, 2002.

On December 30, 2002, management of Fronteer entered into an additional property option agreement with Perry English, an unrelated individual, to acquire a 100% interest in the Dixie Lake Property, which is located in northwestern Ontario.  Under the terms of this agreement, Fronteer can earn its interest by making staged payments totaling $80,000 over a four year period and issuing 200,000 common shares of Fronteer over a three year period. (On February 20, 2003, management of Fronteer issued 10,000 common shares of Fronteer to Perry English.)

Subsequent to the end of Fiscal 2002 (December 31, 2002) management of Fronteer granted an option to earn up to a 50% interest in the Dixie Lake Property to Alberta Star Development Corp. as described Item 4.D, Property, Plant and Equipment, The Dixie Lake Property, Acquisition of Interest.

On March 4, 2003, the Company announced that it had formed a strategic alliance with Altius Minerals, an unrelated public company that trades on the TSX Venture Exchange under the symbol “ALS”, to jointly explore and evaluate a portion of central Labrador for mineral deposits.

Initially, the two companies acquired by staking 750 claims, which covered 18,750 hectares of land.

On October 8, 2003, the Company announced that the alliance had investigated nine properties in the area and had acquired an additional six properties. As of October 8, 2003, the alliance’s land holdings had increased from 18,750 hectares to 29,300 hectares. (All of the land holdings have been acquired by staking.)

The Company and Altius Minerals both intend to continue exploration work together in this area in 2004.

Results of Operations

Six Months Ended 6/30/2003 vs. Six Months Ended 6/30/2002

For the six months ended June 30, 2003, the Company incurred a net loss of ($76,894) (2002 - $280,332) which included charges to income not involving cash of a provision for future income tax in the amount of ($209,240); amortization of $6,220; and, stock-based compensation in the amount of $16,550. (During the period ended June 30, 2003, $16,440 was credited to contributed surplus in respect of stock-based non-employee compensation.

This resultant loss per share for the six-month period ended June 30, 2003 was  ($0.01) as compared to a net loss of ($0.02) per share during the six-month period ended June 30, 2001.

Expenses incurred during the six-month period ended June 30, 2003, were $286,134, which represented a decrease over the same six-month period last fiscal year when expenses where $438,209. The primary reasons for the decrease in expenses were decreases resulting from the fact that the Company had completed its transition from a real estate development company to a mineral exploration company by the first six-months of Fiscal 2003. Consequently, there were no costs of property sales during the Fiscal 2003 six-month period; whereas during the first six months of Fiscal 2002 these costs were $144,872. There were property sales during the first six months of Fiscal 2002 in the amount of $157,877; however, this revenue was overshadowed by decreases in professional fees during the first six-month period of Fiscal 2003 in the amount of $71,111 and a decrease of listing expenses in the amount of $25,250.

Concentrating efforts in the area of mineral exploration resulted in some of the expenses being higher during the first six months of Fiscal 2003 than they were during the first six months of Fiscal 2002. Expenses increased in the areas of travel, promotion, and investor relations (up $32,688); management fees (up $29,999); consulting fees (up $14,890); and, amortization (up $4,419).

Travel, promotion, and investor relations increased because of managements’ perceived need to meet with members of the professional investment community in Canada. These meetings resulted in the Company being able to raise capital during the first six months of Fiscal 2003 in the amount of $2,931,757.

Management fees increased during the first six months of Fiscal 2003 as compared to the first six months of Fiscal 2002 primarily because of the increase in the activities of the Company in the area of property evaluation and exploration.

Consulting fees increased during the first six months of Fiscal 2003 as compared to the first six months of Fiscal 2002 because of the additional consulting work required on the Company’s mineral properties during this period.

Amortization increased because of the higher value of the Company’s capital assets and the higher value of the Company’s mineral properties during the first six months of Fiscal 2003 as compared to the first six months of Fiscal 2002.

Fiscal 2002 Ended 12/31/2002 vs. Fiscal 2001 Ended 12/31/2001

During the financial year ending December 31, 2002, the company realized revenues in the amount of $157,877 from property sales. During Fiscal 2001, the Company realized revenues in the amount of $3,979,263 from property sales and other income in the amount of $5,947. (The other income consisted of interest on GIC’s and other investments.) The primary reason for the substantial decrease in revenue resulted from managements’ decision to shift the Company’s operations from a real estate development company to a mineral exploration company. Mineral exploration companies typically receive no revenues until such time as they are able to sell their properties or place the properties into production and receive revenues from the sale of any minerals that are extracted from the mining process.

Expenses incurred during the financial year ended December 31, 2002, were $576,345, which represented a decrease of $3,327,338 as compared to expenses of $3,903,683 incurred during the financial year ended December 31, 2001.  The most significant component of the decrease in expenses was the reduction in the cost of property sales resulting from the Company’s change of direction as described above. The costs of property sales during Fiscal 2001 were $3,763,567 as compared to only $149,417 during Fiscal 2002.

As was the trend during the first six months of Fiscal 2003, mineral exploration related expenses increased during Fiscal 2002 as compared to Fiscal 2001.

Travel, promotion, and investor relations increased by $125,256; however the efforts resulting from this work resulted in the Company selling shares with gross proceeds of $1,246,550 during Fiscal 2002 as compared to gross proceeds from the sale of shares in the amount of $325,000 during Fiscal 2001. During Fiscal 2002 the Company also sold warrants for cash in the amount of $191,000 as compared to no sales of warrants during Fiscal 2001.

Professional, management and consulting fees totaled $188,968 during Fiscal 2002. During Fiscal 2001 these fees totaled $102,526. The $86,442 increase was a direct result of the added effort needed for the Company’s increased activity in the area of mineral exploration.

During Fiscal 2002 the Company also realized a warranty repairs expense in the amount of $13,075 as compared to nil during Fiscal 2001. (The “warranty repairs expense” consisted of repair costs on real estate projects.)

The company recorded a net loss of ($288,868) during the year ended December 31, 2002, compared to net income of $24,527 in the prior fiscal year.  The most significant component of the increased loss related to the decrease in revenue in the amount of $3,827,333. As disclosed earlier this was a direct result of the Company’s change of activity from the real estate development industry to mineral exploration activities. The net loss per share for Fiscal 2002 was ($0.02) as compared to nil in the prior fiscal period.

Fiscal 2001 Ended 12/31/2001 vs. Fiscal 2000 Ended 12/31/2000

During the financial year ended January 31, 2001, the company realized revenues in the amount of $3,985,210 (2000 - $nil).  $3,979,263 of these revenues came from property sales and $5,947 came from other sources.  As disclosed earlier in this document, the “other income” came from interest on GIC’s and other investments

The Company had no revenue during Fiscal 2000; however shortly after the fiscal year end seven of the units, which the Company had listed for sale closed for sale proceeds of $1,888,199.

Total expenses increased dramatically during Fiscal 2001 as compared to Fiscal 2000 because the Company incurred costs associated with property sales in the amount of $3,763,567.  The total of other expenses rose during Fiscal 2001; however, only in the amount of $4,431 with the most notable increase being in the category of “office and general” expenses. This slight increase was due to the considerably higher level of corporate activity occurring during Fiscal 2001 as compared to the prior fiscal year.

The company recorded a net profit of $24,527 during the year ended December 31, 2001, compared to a net loss in the amount of ($78,685) in the previous fiscal year.  As disclosed earlier, no revenue was realized during Fiscal 2000 because the Company was in the process of developing additional properties for sale.

The earnings per share for Fiscal 2001 were negligible given the fact that net profit was only $24,527 and the number of share outstanding was 11,259,138.  Net loss per share was ($0.01) for Fiscal 2000 when the net loss was ($78,685) and the number of outstanding shares was 10,433,312.

Fiscal 2000 Ended 12/31/2000 vs. Fiscal 1999 Ended 12/31/1999

During Fiscal 1999 (From the date of incorporation on January 11, 1999 to December 31, 1999) the Company had revenues of $2,902,771 from property sales.

The company incurred a net loss of ($78,685) for Fiscal 2000 as compared to a net profit of $86,149 for Fiscal 1999.

Expenses during Fiscal 2000 totaled $135,685 as compared to the expenses for the previous fiscal period, which were $2,816,622 when the cost of property sales was $2,651,450.

Both consulting and professional fees increased during Fiscal 2000 as compared to the prior fiscal year. Professional fees increased $30,242 and consulting fees increased by $20,000. Management fees did; however, decrease during Fiscal 2000 when they were $48,613 as compared to Fiscal 1999 when they were $73,112. The primary reason for the increase in professional and consulting fees was the CDNX listing application prepared during the year.

Office and general expenses decreased by $50,937 during Fiscal 2000 going from $52,980 in Fiscal 1999 to $2,043 in Fiscal 2000. The primary reasons for the decrease were a decrease in bad debts which were included in office and general and a decrease in activity consistent with the decrease in sales.

Liquidity and Capital Resources

Six Months Ended 6/30/2003

As of June 30, 2003, the Company had an accumulated deficit of ($333,771). The Company’s current assets as that date totaled $3,632,873.  Of this amount cash represented $101,783; short-term investments represented $3,322,660; $46,666 represented restricted cash and short-term investments; and, $289,614 represented sundry receivables and prepaid expenses.

The only sources of additional funds, which are presently available to the Company, are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party. There is no assurance that such sources of financing will be available on acceptable terms, if at all.

Management believes that the Company currently has sufficient capital to sustain operations through the end of the current fiscal year. This belief is based on the Company’s level of current assets and the amounts owing to the Company by its joint venture partners.

Cash used in operating activities during the six months ended June 30, 2003 totaled ($414,419), including the net loss of ($76,894). Adjustments during this period were amortization in the amount of $6,220; stock based compensation in the amount of $16,440; and a future income tax recovery in the amount of ($209,240). Changes in non-cash operating working capital during the period consisted of an increase in sundry receivables and prepaid expenses in the amount of ($187,598) and an increase in accounts payable and accrued liabilities in the amount of $36,653.

Investing activities during the six months ended June 30, 2003 consisted primarily of exploration expenditures.  During this fiscal period the Company spent $11,836 on the Birch-Uchi Properties in northwestern Ontario, $23,145 on the Bear Province properties in the Northwest Territories and $35,890 on the Altius Properties in Labrador, Newfoundland.  Capital assets purchased were leasehold improvements, $2,312, computer hardware, $14,204, office furniture $2,935, and field equipment, $3,325.

Fiscal 2002 Ended 12/31/2002

As at December 31, 2002, the Company had an accumulated deficit of ($256,87 and working capital of $1,058,237. Of this amount, cash represented $194,990; $806,105 was represented by short-term investments; $46323 was represented by restricted short-term investments; and, $102,016 was represented by sundry receivables and prepaid expenses.

During this fiscal year the Company sold 2,162,000 common shares for proceeds of $958,510 and 553,667 flow-through common shares for proceeds of $288,040.

Cash Used for Operating Activities during Fiscal 2002 was ($388,251) including the net loss for the fiscal year of ($288,868). The adjustments for the fiscal year were: amortization of $7,519; a stock options for services rendered in the amount of $20,875; and, a future income tax benefit in the amount of ($129,600). Changes in net assets and liabilities were a decrease in the Company’s properties held for sale and under exploration in the amount of $113,103; an increase in sundry receivables and prepaid expenses in the amount of ($22,500); a decrease in accounts payable and accrued liabilities in the amount of ($88,780).

Cash Used for Investing Activities during Fiscal 2002 totaled ($471,650) which consisted of expenditures on the Company’s mineral properties in the amount of $437,492 and the purchase of capital assets in the amount of $34,158. The work done on the Company’s mineral properties consisted of $204,122 on the Birch-Uchi Properties in northwestern Ontario, and $233,370 on the Bear Province properties in the Northwest Territories

The capital assets purchased were, computer hardware, $7,876, computer software, $847, office furniture $18,521, and field equipment, $6,914.

Cash from investing activities totaled $204,717 and consisted entirely of restricted short-term investments.

Cash Provided by Financing Activities during Fiscal 2002 was $1,437,550 and consisted of the cash received for the issuance of common shares as described above and the issuance of warrants for cash in the amount of $191,000. The cost of the issuance of these shares was ($99,854).

Fiscal 2001 Ended 12/31/2001

As at December 31, 2001, the Company had retained earnings of $31,991 and working capital of $582,265. Of this amount, cash represented $295,681; restricted short-term investments represented $251,040; sundry receivables and prepaid expenses represented $79,516; $22,902 was due from a joint venture participant (Berkley Homes); and, $113,103 was represented by properties under development and held for sale.

During the fiscal year ended May 31, 2001, the Company issued 1,300,000 common shares for cash in the amount of $325,000.

Cash flows from Operating Activities during Fiscal 2001 were $1,083,145, including the net income of $24,427. Charges to income not involving cash consisted entirely of amortization, which was only $2,248. Changes in net assets and liabilities were $1,627,651 represented by an increase in properties under development and held for sale; a decrease in sundry receivables and prepaid expenses in the amount of $1,595; a decrease in a future income tax asset in the amount of $57,000; a decrease in accounts payable and accrued liabilities in the amount of ($319,622); and, a decrease in deposits on property sales in the amount of ($310,254).

Cash Used for Investing Activities during Fiscal 2001 totaled ($107,633) which consisted of the purchase of capital assets in the amount of ($12,097) and ($95,536) represented by deferred exploration expenditures and the purchase of interests in mineral properties. The work done on the Company’s mineral properties consisted of $95,536 on the Birch-Uchi Properties in northwestern Ontario.  The capital assets purchased were, computer hardware, $8,706, computer software, $822, and office furniture $2,569.

Cash Provided by Financing Activities during Fiscal 2001 was $325,000 as described above.

US GAAP Reconciliation

Under Canadian GAAP, mineral properties, including exploration, development and acquisition costs, are carried at cost and written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under US GAAP, all expenditures relating to mineral interests prior to the completion of a definitive feasibility study, which establishes proven and probable reserves, must be expensed as incurred. Once a final feasibility study has been completed, additional costs incurred to bring a mine into production are capitalized as development costs.

Under Canadian GAAP, stock options granted to employees and non-employees prior to January 1, 2002 are accounted for as capital transactions when the options are exercised. Subsequent to January 1, 2002, stock options granted to employees continue to be accounted for as capital transactions and stock options granted to non-employees are accounted for using the fair value method. Under US GAAP, options granted to employees are accounted for by the intrinsic value method, and options granted to non-employees are accounted for under the fair value method.

The reader is advised to consult Fronteer Development’s audited annual financial statements for the year ended December 31, 2002, particularly Note 17 for quantification of the differences.

5.E.  Off-Balance Sheet Arrangements.

5.F.  Tabular disclosure of contractual obligations.

      --- No Disclosure Necessary ---

Critical Accounting Policies

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, we evaluate our estimates and assumptions.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

The significant US GAAP versus Canadian GAAP accounting policies that are most critical to aid in fully understanding and evaluating reported financial results include: the expensing of mineral property acquisition/exploration costs; utilizing a ceiling test for the carrying value of producing mineral properties; and accounting for stock-based compensation.

The Company capitalizes mineral property acquisition/exploration/development costs until the property is placed into production, sold, allowed to lapse or otherwise abandoned.  All mineral property acquisition, exploration and development costs have been acquired for cash and/or common shares.  The company performs periodic evaluations to evaluate recoverability of mineral property costs.  Under SEC interpretation of US GAAP, all such acquisition and/or exploration costs are expensed in the period incurred.

In applying the full-cost method, the Company performs a ceiling test to determine the limitation on carrying values of mineral properties at fiscal year end.  Under Canadian GAAP, a ceiling test is performed using either average mineral prices or year-end prices and is based on undiscounted future net revenues after deducting estimated general/administrative expenses.  Under US GAAP, the Company must use year-end mineral prices in arriving at future net revenues from mineral properties and these future net revenues are discounted at 10%.  The Company acquired its mineral producing properties during February 2003 and April 2003; accordingly, the first ceiling test limitation calculation will be required for Fiscal 2003 Ended May 31st.

For US GAAP purposes, the Company had elected under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) to continue to apply the intrinsic value based method of accounting for stock-based compensation under APB 25 “Accounting for Stock Issued to Employees”.  Under the intrinsic value method, stock compensation is the excess, if any, of the quoted market value of the stock at the measured date of the grant over the amount an optionee must pay to acquire the stock.  Under US GAAP, the issue of stock options to non-employees is accounted for under SFAS 123.  The fair value of the stock options granted to non-employees will be estimated using the Black-Scholes option pricing model and the following weighted-average assumptions: dividend yield; expected volatility; risk-free interest rate; and expected average option life.  There were no stock options granted or outstanding during Fiscal 2002/2001/2000. The first calculation and footnote disclosure will be required for Fiscal 2003 Ended May 31st.

Recent Accounting Pronouncements Applicable to US

In July 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 141 “Business Combinations,” or SFAS 141, and SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS 142.  SFAS 141 requires all business combinations initiated after 6/30/2001 to be accounted for using the purchase method of accounting.  Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed for impairment annually or more frequently if impairment indicators arise.  All other intangible assets will continue to be amortized over their estimated useful lives.  The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after 6/30/2001.  With respect to goodwill and intangible assets acquired prior to 7/1/2001, we are required to adopt SFAS 142 effective 7/1/2002.  The adoption of SFAS 141 and SFAS 142 is not expected to have a material impact on our financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, or SFAS 144.  Although SFAS 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, or SFAS 121, it retains the requirements of SFAS 121 regarding recognition of impairment loss for long-lived assets to be held and used (based on undiscounted cash flows) and resolves certain implementation issues.  Under SFAS 144, companies will (1) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows and (2) measure an impairment loss as the difference between the carrying amount and fair value of the asset.  SFAS 144 also provides guidance on accounting and disclosure issues surrounding long-lived assets to be disposed of by sale.  The adoption of SFAS 144 on 7/1/2002 is not expected to have a material impact on our financial position or results of operations.

On 4/30/2002, the FASB issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (""SFAS 145"").  Among other amendments and rescissions, SFAS No.145 eliminates the requirement that gains and losses from the extinguishments of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. The adoption of SFAS 145 on 5/15/2002 did not have a material impact on our financial position or results of operations.

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Exit or Disposal Activities.  SFAS No. 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract.  SFAS No. 146 supercedes Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).  SFAS No. 146 will be effective for exit or disposal activities of the Company that are initiated after 12/31/2002 and are not expected to have a material impact on our financial position or results of operations.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

11/01/2003

______________________________________________________________________________

______________________________________________________________________________

Name	Position	Age	Date of First Election Or Appointment

Mark O’Dea	President	36	May 2001
Donald McInnes (1)(2)	Director	40	June 2001
Oliver Lennox-King (1)(2)	Director	54	November 2003
Norman Hardie (1)	Director	67	January 1999
Patrick Ryan (2)	Director	67	June 2001
Larry Johnson	Chief Financial Officer/Corporate Secretary	53	October 2003
Rick Valenta	Vice President, Exploration	36	August 2003

------------------------------------------------------------------------------

(1)

Member of Audit Committee.

(2)

Member of the Compensation Committee

______________________________________________________________________________

Mark O’Dea: Mr. O’Dea has been the President and a Director of Fronteer since May of 2001. Dr. O’Dea specializes in the application of structural geology and geophysics to mining and mineral exploration. He has a successful track record of building practical geological foundations to help direct exploration decisions and highlight opportunities. He holds a Ph.D. in structural geology from Monash University, Australia (1996). He held a Postdoctoral Research Fellowship at Monash University from 1996 to 1997. From 1997 to 1999, Dr. O'Dea was a senior geologist with the mining and exploration division of SRK Consulting Canada. In 1999, he launched Riftore Consulting Inc., a Vancouver-based firm providing structural geology services to the mining industry. Dr. O'Dea joined Fronteer as President and Chief Executive Officer in May, 2001.

Donald McInnis: Mr. McInnes has been a member of the Board of Directors of the Company since June of 2001. He holds a B.A. from Dalhousie University (1987).  Mr. McInnes currently serves as president of Western Keltic Mines Inc. (June, 1993 to present), president of Blackstone Ventures Inc. (January, 1995 to present), and Plutonic Capital Corp. (June, 1999 to present).  Mr. McInnes is a director and past president of the B.C. and Yukon Chamber of Mines and is a director of the Prospectors and Developers Association of Canada, the Mining Association of Canada and the Pacific Mineral Museum.

Oliver Lennox-King: Mr. Lennox-King has been a member of the Board of Directors of Fronteer since November 4, 2003. He has 20 years of senior experience in the mining industry with involvement in marketing and administration. He also spent 11 years as a mining analyst with a brokerage company. He has spent the last 11 years in executive positions and directorships with junior mining companies. In addition to serving as the Chairman of the Board of Fronteer Development, he is also the Chairman of Southern Cross Resources, a uranium exploration and development company. He also serves on the Boards of a number of Canadian resources companies including Southern Cross Resources, Metallica Resources, Tiomin Resources, and Dumont Nickel. He was the co-founder and Chairman of Pangea Goldfields as well as the co-founder and President of Tiomin Resources.

Norman Hardie: Mr. Hardie has been a member of the Board of Directors of Fronteer since January of 1999. He has been a self-employed consultant since 1997 and has more than 30 years of experience as a mining company manager and executive. Mr. Hardie is currently a director of Canadian Moydow Mines International Inc. (November, 1996 to present), and Anatolia Minerals Development Limited (October, 2002 to present).  Mr. Hardie has also served as president of Banff Resources Ltd. (April, 1996 to June, 2001), president of Cheni Resources Inc. (April, 1996 to March, 2001), president of Tan Range Exploration Corporation (January, 2001 to May, 2002), and as a director of Meota Resources Corp. (January, 1998 to March, 2001), Pangea Goldfields Inc (June, 1999 to June, 2000), SouthernEra Resources Limited (June, 1999 to June, 2000) and Crew Development Corporation (May, 2002 to April, 2003).  Mr. Hardie holds a B.Sc. in Mining Engineering from the University of Witwatersrand (1959), South Africa and a Masters degree in Economics from Cambridge University(1986).

Patrick Ryan: Mr. Ryan has been a member of the Board of Directors of Fronteer since June of 2001. Dr. Ryan holds Ph.D. in Geology from the University of the Witwatersrand, Johannnesburg, South Africa (1967). Dr. Ryan has extensive experience in the mining industry and was employed by Phelps Dodge Corporation from 1970 to 1995. Since March, 2002, Dr. Ryan has been the President, Chief Executive Officer and a director of Frontera Copper Corporation. Since 1995, Dr. Ryan has acted as a consultant, servicing the mining industry on a global basis. Dr. Ryan has also served as a director of Gold Fields Ltd. From July, 1998 to present.

Larry Johnson: Mr. Johnson has been the Chief Financial Officer of Fronteer since October of 2003. He holds a B.Sc. (Geology) from the University of British Columbia (1972). From 1995 to 1998, he was employed by Quest International Resources Inc. working on the Damoti Lake Gold Project in the Northwest Territories. From 1998 to 2001, he worked for and was a director of Globaltex Industries Inc., a resource company. He has worked as a geologist on exploration programs in precious metals and diamonds and also has experience maintaining accounting records and preparing regulatory filings for a number of junior mining companies. Mr. Johnson joined Fronteer on October 1, 2003 as Chief Financial Officer and Corporate Secretary.

Dr. Rick Valenta: Dr. Valenta was appointed Vice President, Exploration on August 11, 2003. He obtained his PhD in structural geology from Monash University of Australia in 1988 and thereafter was appointed Assistant Professor at Monash University in 1990.  Between 1995 and 2003 he worked for MIM Exploration where he held the positions of Chief Geologist, Regional Manager for Central America, and Principal Geologist for the Project Generation Group of that company.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serves at the pleasure of the Board of Directors.

No Director and/or Senior Management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.  Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2002 ended 12/31/2002 was $91,630, paid to Mark O’Dea, the President, CEO and a Director of the Company.

Summary Compensation Table

________________________________________________________________________________

________________________________________________________________________________

                                                      Long-Term

                                                     Compensation

                        Annual Compensation

                                                   Awards     Payouts

Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options/SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Comp.

Mark O Dea, President and Chief Executive Officer	2002	$91,630	Nil	Nil	Nil	Nil	Nil	Nil
	2001	$49,669	Nil	Nil	525,000	Nil	Nil	Nil

Table No. 7

Stock Option Grants in Fiscal 2002 Ended 12/31/2002

______________________________________________________________________________

Name	Number of Options Granted	% Of Total Options Granted	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant

No stock options were granted to officers/directors/employees during Fiscal 2002

______________________________________________________________________________

______________________________________________________________________________

The following table gives certain information concerning stock option exercises during Fiscal 2001 by our Senior Management and Directors.  It also gives information concerning stock option values.

Table No. 8

Aggregated Stock Options Exercises in Fiscal 2002

Fiscal Yearend Unexercised Stock Options

Fiscal Yearend Stock Option Values

Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Number of Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisabel/Unexercisable

No Stock Options Were Exercised During Fiscal 2002

_____________________________________________________________________________

______________________________________________________________________________

________________________________________________________________________________

Director Compensation.  The Company had no formal plan for compensating its Directors for their service in their capacity as Directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Stock Options.  The Company may grant stock options to Directors, Senior Management and employees.  500,000 stock options were granted and none were exercised during Fiscal 2002  Refer to ITEM #6.E., "Share Ownership" and Table No. 8 for information about stock options outstanding.

Change of Control Remuneration.  The Company had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2002 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

Other Compensation.  No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.  Except for the stock option program discussed in ITEM #6.E., the Company had no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management.

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2002 to provide pension, retirement or similar benefits for Directors or Senior Management.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The current members of the Audit Committee are: Donald McInnis; Oliver Lennox-King; and, Norman Hardie. The Audit Committee met three times during Fiscal 2002.

The Company has a Compensation Committee, which recommends to the Board of Directors the amount of compensation paid to the officers of the Company and then subsequently reviews this compensation. The current members of the Compensation Committee are: Patrick Ryan; Donald McInnis; and, Oliver Lennox-King.

6.D.  Employees

As of 11/01/2003, the Company had no employees only independent contractors, excluding the Senior Management.

6.E.  Share Ownership

Table No. 7 lists, as of 11/01/2003, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 9

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

______________________________________________________________________________

______________________________________________________________________________

Title                                             Amount and Nature    Percent

  of                                                  of Beneficial         of

Class    Name of Beneficial Owner                         Ownership    Class #

------------------------------------------------------------------------------

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Mark O’Dea (1)	526,500	2.5%
Common	Donald McInnis (2)	200,000	1.0%
Common	Hugh Snyder (3)	1,673,987	7.9%
Common	Norman Hardie (4)	400,000	2.0%
Common	Patrick Ryan (5)	200,000	1.0%
Common	Rick Valenta (6)	200,000	1.0%
Common	Oliver Lennox-Smith (7)	200,000	1.0%
	Total Directors/Management 5% Holders	3,400,487	16.4%

(1)

Of these shares 525,000 are represented by currently exercisable share purchase options;

(2)

Of these shares 200,000 are represented by currently exercisable share purchase options;

(3)

Of these shares 250,000;

(4)

Of these shares 250,000 are represented by currently exercisable share purchase options;

(5)

Of these shares 200,000 are represented by currently exercisable share purchase options; and,

(6)

Of these shares 200,000 are represented by currently exercisable share purchase options.

(7)

Of these shares 200,000 are represented by currently exercisable share purchase options.

# Based on 20,830,962 shares outstanding as of 11/01/2003

Stock Options.  The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  The Company adopted a formal written stock option plan (the "Plan") on 11/21/2001.

Such “terms and conditions”, including the pricing of the options, expiry and the eligibility of personnel for such stock options; and are described below.

The principal purposes of the Company’s stock option program are to (a) promote a proprietary interest in the Company among the officers, directors and employees of the Company and its affiliates, (b) retain and attract the qualified officers, directors and employees the Company requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Company.

The Plan provides that stock options may be granted to service providers for the Company.  The term “service providers” means (a) any full or part-time employee or Officer, or insider of the Company or any of its subsidiaries; (b) any other person employed by a company or individual providing management services to the Company; (c) any other person or company engaged to provide ongoing consulting services for the Company or any entity controlled by the Company or (d) any individual engaged to provide services that promote the purchase or sale of the issued securities (any person in (a), (b), (c) or (d) hereinafter referred to as an “Eligible Person”); and (e) any registered retirement savings plan established by such Eligible Person, or any corporation controlled by such Eligible Person, the issued and outstanding voting shares of which are, and will continue to be, beneficially owned, directly or indirectly, by such Eligible Person and/or spouse, children and/or grandchildren of such Eligible Person.  For stock options to Employees, Consultants or Management Company Employees, the Company must represent that the optionee is a bona fide Employee, Consultant or Management Company Employee as the case may be.  The terms “insider” “Controlled” and “subsidiary” shall have the meanings ascribed thereto in the Securities Act (Ontario) from time to time.  Subject to the foregoing, the board of directors or Committee, as applicable, shall have full and final authority to determine the persons who are to be granted options under the Plan and the number of shares subject to each option.

The Plan shall be administered by the board of directors of the Company or a committee established by the board of directors for that purpose.  Subject to approval of the granting of options by the board of directors or Committee, as applicable, the Company shall grant options under the Plan.

The Plan provides that the aggregate number of shares of the Company, which may be issued and sold under the Plan, will not exceed 2,373,000.  The Company shall not, upon the exercise of any option, be required to issue or deliver any shares prior to (a) the admission of such shares to listing on any stock exchange on which the Company’s shares may them be listed, and (b) the completion of such registration or other qualification of such shares under any law, rules or regulation as the Company shall determine to be necessary or advisable.  If any shares cannot be issued to any optionee for whatever reason, the obligation of the Company to issue such shares shall terminate and any option exercise price paid to the Company shall be returned to the optionee.

If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan.  Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires.  The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a) options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder’s death;

(b) options may be exercisable for a maximum of five years from grant date;

(c) options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12-month period;

(d) options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12-month period;

(e) options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to an employee conducting investor relations activities (as defined in TSX Venture Exchange Policy 1.1), in any 12 month period;

(f) options to acquire no more than 10% of the issued shares of the Company may be granted to any insiders in any 12-month period;

(g) options held by an option holder who is a director, employee, consultant or management company employee must expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

(h) options held by an option holder who is engaged in investor relations activities must expire within 30 days after the option holder ceases to be employed by the Company to provide investor relations activities; and

(i) in the event of an option holder’s death, the option holder’s personal representative may exercise any portion of the option holder’s vested outstanding options for a period of one year following the option holder’s death.

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate.  Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board on a case by case basis, other than stock options granted to consultants performing investor relations activities, which will vest in stages over 12 months with no more than one-fourth of the options vesting in any three month period.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of the Company’s common shares as of the date of the grant of the stock option (the “Award Date”).  The market price of the Company’s common shares for a particular Award Date will typically be the closing trading price of the Company’s common shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Plan.  Where there is no such closing price or trade on the prior trading day “market price” shall mean the average of the most recent bid and ask of the shares of the Company on any stock exchange on which the shares are listed or dealing network on which the shares of the Company trade.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

Common shares will not be issued pursuant to stock options granted under the Plan until they have been fully paid for by the option holder.  The Company will not provide financial assistance to option holders to assist them in exercising their stock options.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 8 as of 11/01/2003, as well as the number of options granted to Directors and independent contractors.

Table No. 10

Stock Options Outstanding

Name	Number of Shares of Common Stock	Exercise Price	Grant Date	Expiration Date

Officers/Directors:
Mark O’Dea	525,000	0.11	May 8,2001	May 8,2006
Donald McInnis	200,000	0.25	May 24,2001	May 24,2006
Hugh Snyder	250,000	0.11	May 8,2001	May 8,2006
Patrick Ryan	200,000	0.25	May 24,2001	May 24,2006
Norman Hardie	250,000	0.11	May 8,2001	May 8,2006
Oliver Lennox-King	100,000	0.88	Nov. 6, 2003	Nov. 6, 2008
	100,000	0.80	Nov. 12, 2003	Nov. 12, 2008
George Cross	100,000	0.59	May 9,2002	May 9,2007
Casey Lunn	50,000	0.65	June 20, 2003	June 20, 2008
Tyler Ross	100,000	0.60	July 14, 2003	July 14, 2004
Rick Valenta	200,000	0.70	Aug 7, 2003	Aug 7, 2008
Baltic Investment Group	200,000	0.70	Sept. 4, 2003	Sept. 4, 2004

Total Officers/Directors      1,625,000

Total Employees/Consultants     650,000

Total Officers/Directors/Etc. 2,275,000

______________________________________________________________________________

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E and Table No. 7.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

---No Disclosure Required---

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.

On 11/01/2003, the Company’s shareholders’ list showed 20,830,962 common shares outstanding and 35 registered shareholders.  The Company has researched the indirect holding by depository institutions and other financial institutions estimates that there are: 200 holders of record" resident in Canada, holding 19,260,798 common shares; three “holders of record" resident in the USA, holding 64,502 common shares;

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company believes that it has approximately 1000 beneficial owners of its common shares.

7.A.3.  Control of Company.  The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Growth of the Company”, and ITEM #6.E., “Share Ownership”.

7.A.4.  Change of Control of Company Arrangements.   No Disclosure Necessary

7.B.  Related Party Transactions

Fiscal 2000: There are no related party transactions to report for Fiscal 2000

Fiscal 2001: The Company had a consulting agreement with a corporation whose sole shareholder was Mr. Mark O’Dea, an officer and a director of the Company. This contract became effective on August 1, 2001 and had a term of one year. Under the terms of this agreement the Company paid Mr. O’Dea an annual fee of $93,500 of which $49,669 was paid during Fiscal 2001 with a balance of $1,601 owing on December 31, 2001. Also management fees in the amount of $35,568 were paid to a corporation in which Derek Snyder, a shareholder and former director is the sole shareholder.

Fiscal 2002: The Company had a consulting agreement with a corporation whose sole shareholder was Mr. Mark O’Dea, an officer and a director of the Company. By the terms of this agreement, the Company paid Mr. O’Dea $91,630 during Fiscal 2002. Also, the Company entered into a consulting agreement with Judy Kumar, who was the Chief Financial Officer and Corporate Secretary of the Company. By the terms of this consulting agreement Ms. Kumar was paid $30,625 during Fiscal 2002.

Accounting Fees

The Company paid accounting fees of $52,281 and $45,100 to McGovern, Hurley, Cunningham, LLP during Fiscal 2002 and Fiscal 2001, respectively.

Indirect Payments to Mark O’Dea, President

Mr. O’Dea is paid his $7,635.83 monthly compensation for his services as President/ through payments to Riftore Consulting Inc. a company controlled by Mr. O’Dea.  During Fiscal 2002, Mr. O’Dea was paid $91,630.00.

Shareholder Loans

---No Disclosure Required---

Amounts Owing to Senior Management/Directors

At 12/31/2002 $509 was owed to Mr. Mark O’Dea for management services. This amount is unsecured, non-interest bearing, and has no fixed terms of repayment

Other than as disclosed above, there have been no transactions since 12/31/2000, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C.  Interests of Experts and Counsel   --- No Disclosure Necessary ---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Consolidated Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit reports of McGovern, Hurley, Cunningham LLP, independent Chartered Accountants, are included herein immediately preceding the financial statements.

Audited Financial Statements:

  Fiscal 2002/2001 Ended December 31st

  Fiscal 2001/2000 Ended December 31st

Unaudited Financial Statements

  Six Months Ended 6/30/2003 and 6/30/2002

8.A.7.  Legal/Arbitration Proceedings

The Directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B.  Significant Changes

Since the date of the last annual report, December 31, 2002, the Company has issued 2,862,875 common shares for proceeds of $1,404,825 and an additional 2,411,193 flow-through shares for proceeds of $1,567,275. (See page 14 of this document for a description of “flow-through” shares.)

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common shares trade on the Toronto Stock Exchange in Toronto, Ontario, Canada, under the symbol "FRG".  The initial public offering was effective on the TSX Venture Exchange in December of 2000. Subsequently, the Company became listed on the Toronto Stock Exchange where it began trading on July 11, 2003.

As of September 26, 2003, the Company’s common shares were listed on the Frankfurt Stock Exchange.  The trading symbol for the common shares is “FRG” and the German securities code (WKN) is 533050. The stock has only traded once on the Frankfurt Stock Exchange. (n November 5, 2003 1500 shares traded at a price of .66 Euros.) The Company listed the shares for trading on the Frankfurt Stock Exchange because management believes that the listing will increase the profile of the Company with both private and institutional investors both in Germany and throughout Europe.

Table No. 13 lists the high and low sales prices on the TSX Venture Exchange prior to July 11, 2003 and on the Toronto Stock Exchange after July 11, 2003 for actual trades of common shares of the Company for the last six months, last eight fiscal quarters, and last five fiscal years.

______________________________________________________________________________

______________________________________________________________________________

Table No. 13

TSX Venture Exchange (formerly the Canadian Venture Exchange)

And Toronto Stock Exchange (TSE)

Common Shares Trading Activity

- Sales -

 Canadian Dollars

Period	High	Low

Month Ended 09/30/03 (TSE)	$1.20	$0.68
Month Ended 08/31/03 (TSE)	$0.95	$0.65
Month Ended 07/23/03 (TSE)	$0.69	$0.55
Month Ended 06/30/03 (TSX)	$0.75	$0.53
Month Ended 05/31/03 (TSX)	$0.65	$0.455
Month Ended 4/30/03 (TSX)	$0.69	$0.45

Fiscal Year Ended 12/31/2002 (TSE/TSX)	$1.05	$0.24
Fiscal Year Ended 12/31/2001	N/A	N/A
Fiscal Year Ended 12/31/2000	N/A	N/A
Fiscal Year Ended 12/31/1999	N/A	N/A
Fiscal Year Ended 12/31/1998	N/A	N/A

Fiscal Quarter Ended 09/30/03 (TSE)	$1.20	$0.55
Fiscal Quarter Ended 06/30/03 (TSX)	$0.75	$0.45
Fiscal Quarter Ended 03/31/03 (TSX)	$0.84	$0.57

Fiscal Quarter Ended 12/31/02 (TSX)	$0.80	$0.50
Fiscal Quarter Ended 09/30/02 (TSX)	$1.05	$0.70
Fiscal Quarter Ended 06/30/02 (TSX)	$0.85	$0.50
Fiscal Quarter Ended 03/31/02 (TSX)	$0.59	$0.24

Fiscal Quarter Ended 12/31/01	$0.28	$0.25

______________________________________________________________________________

______________________________________________________________________________

9.A.5.  Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The Company's common shares are issued in registered form and the following information is taken from the records of Equity Transfer services Inc. (located at 20 Adelaide Street West, Suite 420, Toronto, Ontario, Canada M5H 4C3), the registrar and transfer agent for the common shares.

Common Share Description

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Ontario Company Act (“Company Act”) of Ontario, Canada.  Unless the Company Act or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Stock Options

Refer to ITEM 6.E. and Table No. 8 for additional information.

Share Purchase Warrants

Table No. 14 lists, as of 10/15/2003, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.  As of 10/15/2003, the Company was aware of 63 holders of its 3,011,727 share purchase warrants, 59 of whom were resident in Canada, 2 offshore and 2 in the United States.  These warrants were issued in conjunction with three private placements, 1,481,857 warrants are transferable and 1,529,870 are non-transferable.

Table No. 14

Share Purchase Warrants Outstanding

______________________________________________________________________________

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants
June 26, 2003	1,193,936	1,193,936	$0.70	$0.70	June 26, 2005
June 26, 2003	335,934	335,934	$0.70	$0.70	June 26, 2005
December 19, 2003	745,000	745,000	$0.55	$0.55	December 19, 2004
January 6, 2003	475,000	237,523	$0.55	$0.55	December 19, 2004
May 13, 2002	520,334	499,334	$0.75	$0.75	November 13, 2003

______________________________________________________________________________

9.A.6.  Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

          --- No Disclosure Necessary ---

9.C.  Stock Exchanges Identified

The common shares trade on the Toronto Stock Exchange in Toronto, Ontario.

Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.  As of 12/31/2002, 12/31/2001, and 12/31/2000, there were an unlimited number of common shares without par value authorized.  At these dates, there were 14,712,312, 11,886,645, and 10,566,645 common shares issued and outstanding, respectively.

During the last five years, less than 10% of the capital has been “paid for” with assets other than cash.

10.A.2.  Shares Not Representing Capital.

10.A.3.  Shares Held By Company.

--- No Disclosure Necessary ---

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

--- Refer to Table No. 8 and Table No. 10. ---

10.A.6.  History of Share Capital

The Company has financed its operations through funds raised in public/private placements of common shares and Special Warrants; and shares issued upon conversion of Special Warrants.

______________________________________________________________________________

______________________________________________________________________________

Date	Nature of Share Issuance	Number of Shares	Capital Raised

Fiscal 2000:	Issued for services rendered	200,000 Shares	$ 20,000

Fiscal 2001:	Issued for Cash	1,300,000 Shares 20,000 Shares	$ 325,000 $ 5,600

Fiscal 2002:	Issued for Cash Flow-Through Shares Issued for Cash Issued for Interest in Mineral Prop. Issued for services rendered	2,162,000 Shares 553,667 Shares 40,000 Shares 70,000 Shares	$ 958,510 $ 288,040 $ 24,000 $ 23,800

2003-to-date	Issued for Cash Flow-through Shares Issued for Cash Issued for Interest in Mineral Prop.	2,862,875 Shares 2,411,193 Shares 20,000 Shares	$1,404,825 $1,567,275 $ 13,900

______________________________________________________________________________

______________________________________________________________________________

10.A.7.  Resolutions/Authorizations/Approvals

--- No Disclosure Necessary ---

10.B.  Memorandum and Articles of Association

Objects and Purposes

There are no restrictions on the business the company may carry on in the Articles of Incorporation.

Under Section 3.14 of the Company’s articles of association and bylaws a director is not allowed to vote on any such transaction or contract with the Company in which he has an interest. Any such contract or proposed contract, even if entered into during the normal course of business, shall be referred to the board or shareholders for approval.

Section 3.02 of the Company’s articles of association and bylaws allow the board of director to conduct business when a quorum consisting of a majority of the board of directors is present.

Section 6.02 of the Company’s bylaws addresses the borrowing powers of the directors. Contracts, documents or instruments in writing require the signature of the Corporation may be signed by any two directors, or any two officers or any one director and one officers. These contracts, documents and instruments included deeds, mortgages, hypothecs, charges conveyances, transfers and assignments of property, as well as the payment of obligations and all paper writings. The bylaws do not otherwise restrict the directors’ ability to act on the Company’s behalf in regards to borrowing.

There are no age limit requirements pertaining to the retirement or non-retirement of directors.

A director need not be a shareholder of the Company.

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

Common Shares

The authorized shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

An annual general meeting shall be held once every calendar year at such time (not being more than 13 months after holding the last preceding annual meeting) and place as may be determined by the Directors. The Directors may, as they see fit, to convene an extraordinary general meeting.

There are no limitations upon the rights to own securities.

There are no provisions that would have the effect of delaying, deferring, or preventing a change in control of the Company.

There is no special ownership threshold above which an ownership position must be disclosed.

10.C.  Material Contracts   --- No Disclosure Necessary ---

10.D.  Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10, ”Taxation" below.

Restrictions on Share Ownership by Non-Canadians There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E.  Taxation

Canadian Federal Income Tax Considerations

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada – United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

This summary is of a general nature only and is not, and should not be interpreted as, legal or tax advice to any particular U.S. Holder and no representation is made with respect to the Canadian income tax consequences to any particular person. Accordingly, U.S. Holders are urged to consult their own tax advisors with respect to their particular circumstances.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable year ended 5/31/2002 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

Dividends

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares.  Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the "Treaty"), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%.  If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, and, in all other cases, the tax rate is 15% of the gross amount of the dividend.  The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Tax Act.  Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company.  The Canadian Venture Exchange is a prescribed stock exchange under the Tax Act.  A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada.  The Holder may, subject to certain limitations, deduct three-quarters of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Taxation

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Company's common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares.  The gain or loss will be a capital gain or capital loss if the Company's common shares are a capital asset in U.S. Taxpayer's hands.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Company's common shares.  A U.S. Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability.  A domestic corporation that owns at least 10% of the voting shares should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the Company's common shares.

Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255.  In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return.  Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it was not a passive foreign investment company for the taxable year ended 12/31/2002 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F.  Dividends and Paying Agents

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders.  The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G.  Statement by Experts

The Company’s auditors for its financial statements for each of the preceding three years was McGovern, Hurley, Cunningham, LLP, Chartered Accountants, 2005 Sheppard Avenue East, Suite 503, Toronto, Ontario, Canada  M2J 5B4. Their audit report for Fiscal 2002/2001/2000 is included with the related financial statements in this Registration Statement with their consent.

10.H.  Document on Display    --- No Disclosure Necessary ---

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          --- No Disclosure Necessary ---

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities            --- No Disclosure Necessary ---

12.B.  Warrants and Rights        --- No Disclosure Necessary ---

12.C.  Other Securities           --- No Disclosure Necessary ---

12.D.  American Depository Shares  -- No Disclosure Necessary ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          --- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS   --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

Within the 90-day period prior to the filing of this report ("Date of Evaluation"), an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures.  Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

The Company's disclosure controls and procedures operate such that important information flows to appropriate collection and disclosure points in a timely manner and are effective to ensure that such information is accumulated and communicated to the Company's management, and made known to the Company's Chief Executive Officer and Chief Financial Officer, including the period when this Registration Statement on Form 20-F was prepared, as appropriate to allow timely decision regarding the required disclosure.

There have been no significant changes in the Company's internal controls or the occurrence of events or other factors that could significantly affect these controls, subsequent to the Date of Evaluation.  Nor have there been any corrective actions with regard to significant deficiencies or material weaknesses.

ITEM 16.  RESERVED

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of McGovern, Hurley, Cunningham, LLP, is included herein immediately preceding the audited financial statements.

Audited Financial Statements

Unaudited Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

                                                                          Page

1. Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws

2. Instruments defining the rights of holders of the securities being registered ***See Exhibit Number 1***
3. Voting Trust Agreements – N/A
4. Material Contracts - NA
5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of Subsidiaries – N/A
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
10.Other documents

Mining Glossary

Breccia

Rock composed of sharp-angled fragments embedded in a fine-grained matrix.

Hectare:

A unit of area in the metric system equal to 100 ares, or 10,000 square meters, and the equivalent of 2.471 acres in British Imperial and U.S. Customary measure.

Quartz:

The commonest mineral, silicon dioxide, occurring in crystals and grains.  The chief component of sand.

Stratigraphy:

The arrangement of rock strata, especially as to geographic position and chronological order of sequence.

Tonne:

A metric ton.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Fronteer Development Group Inc.

Registrant

Dated: November 26, 2003                Signed: /s/ Mark O’Dea

                                                Mark O’Dea

                                                President and CEO

CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2003

FRONTEER DEVELOPMENT GROUP INC.

CONSOLIDATED BALANCE SHEETS

AS AT

	June 30, 2003 $	December 31, 2002 $
ASSETS
CURRENT
Cash	101,783	194,990
Short-term investments	3,322,660	806,105
Restricted cash and short-term investments (Note 2)	46,666	46,323
Sundry receivables and prepaid expenses	289,614	102,016

	3,760,723	1,149,434

CAPITAL ASSETS	53,956	37,400

LONG-TERM INVESTMENT	37,000	37,000

INTEREST IN MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (Note 3)	610,399	525,628

	4,462,078	1,749,462

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	127,850	91,197

FUTURE INCOME TAX LIABILITY (Note 5(b))	402,000	-

	529,850	91,197

SHAREHOLDERS’ EQUITY

CAPITAL STOCK (Note 4(a))	3,699,319	1,658,302

CONTRIBUTED SURPLUS (Note 4(c))	37,315	20,875

WARRANTS (Note 4(d))	529,365	235,965

(DEFICIT)	(333,771)	(256,877)

	3,932,228	1,658,265

	4,462,078	1,749,462

FRONTEER DEVELOPMENT GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE PERIODS ENDED JUNE 30

	Three months ended June 30, 2003 $	Three months ended June 30, 2002 $	Six months ended June 30, 2003 $	Six months ended June 30, 2002 $

PROPERTY SALES	-	-	-	157,877

OPERATING EXPENSES
Cost of property sales	-	-	-	144,872
Professional fees	27,263	93,739	35,153	106,264
Travel, promotion, and investor relations	47,326	39,145	98,158	65,470
Management fees	39,093	26,267	71,852	41,853
Office and general	23,689	12,078	28,236	24,258
Consulting fees	18,401	7,041	30,798	15,908
Occupancy cost	11,578	6,420	15,717	12,533
Listing expenses	-	25,250	-	25,250
Amortization	3,084	865	6,220	1,801

	170,434	210,805	286,134	438,209

(Loss) before income taxes	(170,434)	(210,805)	(286,134)	(280,332)
Future income tax (recovery) (Note 5(a))	(209,240)	-	(209,240)	-

NET INCOME (LOSS) FOR THE PERIOD	38,806	(210,805)	(76,894)	(280,332)

(Deficit) retained earnings, beginning of period	(372,577)	(37,536)	(256,877)	31,991

(Deficit), end of period	(333,771)	(248,341)	(333,771)	(248,341)

EARNINGS (LOSS) PER SHARE
Basic	0.00	(0.02)	(0.01)	(0.02)
Fully diluted (Note 6)	0.00	N/A	N/A	N/A

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	15,321,709	13,062,534	15,260,059	12,471,341

FULLY DILUTED NUMBER OF SHARES OUTSTANDING	20,623,013	N/A	N/A	N/A

FRONTEER DEVELOPMENT GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED JUNE 30

Three months ended June 30, 2003 $	Three months ended June 30, 2002 $	Six months ended June 30, 2003 $	Six months ended June 30, 2002 $

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the period	38,806	(210,805)	(76,894)	(280,332)
Charges to income not involving cash:
Future income tax (recovery)	(209,240)	-	(209,240)	-
Stock-based compensation (Note 4(c))	8,220	2,500	16,440	2,500
Amortization	3,084	865	6,220	1,801

	(159,130)	(207,440)	(263,474)	(276,031)
Changes in non-cash working capital balances:
Decrease in properties under development and held for sale	-	-	-	113,103
(Increase) in sundry receivables and prepaid expense	(234,307)	(145,245)	(187,598)	(143,851)
(Decrease) increase in accounts payable and accrued liabilities	(4,780)	(14,349)	36,653	(84,129)
Funds received from optionee	-	250,000	-	250,000

Cash flows from operating activities	(398,217)	(117,034)	(414,419)	(140,908)

CASH FLOWS FROM FINANCING ACTIVITIES
Due to joint venture partner	-	22,902	-	22,902
Issuance of private placement shares and warrants	2,694,257	1,038,047	2,931,757	1,038,047

Cash flows from financing activities	2,694,257	1,060,949	2,931,757	1,060,949

CASH FLOWS FROM INVESTING ACTIVITIES
Restricted cash and short-term investments	(343)	46,469	(343)	122,765
Purchase of capital assets	(5,585)	(3,737)	(22,776)	(3,965)
Interest in mineral properties	49,270	(217,348)	(70,871)	(252,493)

Cash flows from investing activities	43,342	(174,616)	(93,990)	(133,693)

Increase in cash and short-term investments	2,339,382	769,299	2,423,348	786,348

Cash and short-term investments, beginning of period	1,085,061	312,730	1,001,095	295,681

Cash and short-term investments, end of period	3,424,443	1,082,029	3,424,443	1,082,029

SUPPLEMENTAL INFORMATION
Stock-based compensation	8,220	2,500	16,440	2,500
Common stock issued for interest in mineral property	6,500	-	13,900	-
Warrants issued for share issue costs	49,300	33,765	49,300	33,765

FRONTEER DEVELOPMENT GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003

1.     BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements.  In the opinion of management, all adjustments considered necessary for fair presentation have been included in these consolidated financial statements.  Operating results for the periods ended June 30, 2003 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2003.  For further information, see the Company’s consolidated financial statements including the notes thereto for the year ended December 31, 2002.

The Company has been involved in the development and marketing of residential real estate properties since its incorporation on January 11, 1999, concentrating primarily on the Greater Toronto Area.  During June 2001, as the Company was winding down its real estate businesses through the sale of all properties that it had developed, the Company decided to acquire mineral resource properties in order to diversify its business and provide greater access to capital.  Since that time, the Company has completed the sale of all of its real estate properties and has been involved exclusively in the mineral exploration activities described below.  Since the focus of the business is now mining, the Company will separate assets between current and long term on its balance sheet.

The Company is in the process of exploring its newly acquired mineral properties and is considered to be in the development stage.  The Company has not yet determined whether these properties contain ore reserves that are economically recoverable.  The recoverability of the carrying values of mineral properties is dependent upon the discovery of economically recoverable reserves, the preservation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain financing necessary to complete development of the properties, and the future profitable production therefrom or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis.

All direct costs associated with mineral properties are capitalized as incurred.  If the property proceeds to development, these costs become part of pre-production and development costs of the mine.  If a property is abandoned or continued exploration is not deemed appropriate in the foreseeable future, the related costs and expenditures are written off.

2.

RESTRICTED CASH AND SHORT-TERM INVESTMENTS

Restricted cash and short-term investments consists of GIC investments pledged to secure letters of credit on behalf of the Berkley Homes (Pickering) Inc. joint venture.

3.

INTEREST IN MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

The Company has interests in mineral properties in the Birch-Uchi belt of northwestern Ontario located approximately 100 kilometres east-northeast of Red Lake, in the Bear Province of the Northwest Territories located approximately 250 kilometres north of Yellowknife, and in central Labrador, Newfoundland:

Area of Interest	Acquisition Costs $	Deferred Exploration Expenditures $	Total Costs $
Birch-Uchi Belt properties optioned to Red Lake Resources Inc. (formerly Glenhaven Ventures Inc.)
General Uchi À	1,173	-	1,173
Grace Lake	-	1	1
Mink Lake	-	1	1
Poplar Grove	-	1	1
Sol D’Or	1,180	1	1,181
Superstition	-	1	1

Swain East	-	1	1
	2,353	6	2,359

FRONTEER DEVELOPMENT GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003

3.

INTEREST IN MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (Continued)

Area of Interest	Acquisition Costs $	Deferred Exploration Expenditures $	Total Costs $
Red Lake – Birch-Uchi Belt properties optioned to Placer Dome Inc.
Balmer	6,000	98,118	104,118
Portage	-	58,919	58,919
Sandy Point	-	60,234	60,234
	6,000	217,271	223,271

Birch-Uchi Belt properties
Birch Island	-	4,436	4,436
Found Lake	-	4,153	4,153
Hurley	-	1,666	1,666
Shabu	-	55	55
Shanty Bay	4,148	361	4,509
Swain West	-	55	55
Wabunk	-	55	55
Woman Lake	15,493	565	16,058
	19,641	11,346	30,987
Red Lake – Birch-Uchi Belt
Dixie Lake	13,340	34,137	47,477

Northwest Territories
General Bear À	-	3,250	3,250
Achook	18,488	56,877	75,365
Conjuror	30,491	42,258	72,749
Flex	18,488	38,184	56,672
McPhoo	4,931	43,548	48,479
	72,398	184,117	256,515
Labrador
General Labrador À	-	4,292	4,292
General Altius À	26,850	17,268	44,118
Burnt Lake	-	180	180
Croteau	-	180	180
Emben	-	120	120
Letitia East	-	120	120
Letitia West	-	120	120
Michelin North	-	120	120
Michelin South	-	180	180
Posthill	-	180	180
Storm	-	180	180
	26,850	22,940	49,790

	140,582	469,817	610,399

À

General categories refer to general exploration expenditures in the area of interest that have not been allocated to one specific property at this time.

As at June 30, 2003, the Company, as operator, invoiced Red Lake Resources Inc. for $430,657, Placer Dome Inc. for $84,701, and Altius Resources Inc. for $5,672 of which $6,500 was credited to acquisition costs and $514,530 was credited to deferred expenditures.

FRONTEER DEVELOPMENT GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003

4.

CAPITAL STOCK

a)

The capital stock is as follows:

Authorized:

Unlimited common shares

Issued and Outstanding:

	Common Shares #	Amount $
Balance, December 31, 2001	11,886,645	662,171
Issued for cash	2,162,000	958,510
Flow-through shares issued for cash	553,667	288,040
Issued for interest in mineral property	40,000	24,000
Issued for services rendered	70,000	23,800
Renunciation of flow-through expenditures	-	(129,600)
Share issue costs	-	(168,619)

Balance, December 31, 2002	14,712,312	1,658,302
Issued for cash	2,862,875	1,404,825
Flow-through shares issued for cash	2,411,193	1,567,275
Issued for interest in mineral property	20,000	13,900
Renunciation of flow-through expenditures	-	(611,240)
Share issue costs	-	(333,743)

Balance, June 30, 2003	20,006,380	3,699,319

b)

Stock options

A summary of changes in stock options during the period is as follows:

	Options	Weighted average exercise price
	#	$
Balance, December 31, 2002	2,025,000	0.27
Cancelled	(200,000)	(0.78)
Granted	50,000	0.65

Balance, June 30, 2003	1,875,000	0.23

As at June 30, 2003, the directors, officers and key consultants of the Company have been granted options as follows:

Date of Grant	Options Granted #	Exercise Price $	Expiry Date
November 16, 2002	100,000	0.50	November 15, 2003
May 7, 2001	525,000	0.11	May 7, 2006
May 8, 2001	500,000	0.11	May 8, 2006
May 24, 2001	400,000	0.25	May 24, 2006
November 12, 2001	100,000	0.25	November 12, 2006
March 12, 2002	100,000	0.45	March 12, 2007
May 9, 2002	100,000	0.59	May 9, 2007
June 20, 2003	50,000	0.65	June 20, 2008

	1,875,000

FRONTEER DEVELOPMENT GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003

4.

CAPITAL STOCK (Continued)

a)

Stock-based Compensation

The Company does not record compensation cost on the grant of stock options to employees.  Had compensation cost for the Company’s stock-based compensation plan been determined based on the fair value at the grant dates for awards under the plan for options awarded on or after January 1, 2002, the Company’s net loss and loss per share would have been increased to the pro forma amounts indicated below:

		Six months ended June 30, 2003 $	Six months ended June 30, 2002 $
Net (loss)	As reported	(76,894)	(280,332)
	Pro forma	(79,864)	(314,932)

Basic (loss) per share	As reported	(0.01)	(0.02)
	Pro forma	(0.01)	(0.03)

The weighted average grant date fair value of options granted during the six-month period ended June 30, 2003, amounted to $0.19 per option. The fair value of these options at the date of grant was determined using the modified Black-Scholes pricing model based on the following weighted average assumptions:  dividend yield of 0%; risk-free interest rate of 4%; expected life of five years; and volatility of 65%.

During the period ended June 30, 2003, $16,440 (December 31, 2002 - $20,875) was credited to contributed surplus in respect of stock-based non-employee compensation.

d)

Warrants

A summary of changes in warrants during the period is as follows:

	Warrants	Weighted average exercise price
	#	$
Balance, December 31, 2002	1,265,334	0.63
Issued	2,004,870	0.66

Balance, June 30, 2003	3,270,204	0.65

The Company also issued 104,067 compensation warrants during the year ended December 31, 2002 in consideration for services rendered by a private placement agent.  Each compensation warrant is exercisable at a price of $0.575 at any time prior to May 15, 2004 into one common share of the Company and one half of one warrant of the Company (“Agent Warrant”).  Each whole Agent Warrant is exercisable into one common share of the Company at a price of $0.75 at any time prior to May 15, 2004.

The weighted average grant date fair value of warrants granted during the six-month period ended June 30, 2003, amounted to $0.14 per whole warrant. The fair value of these warrants at the date of grant was determined using the Black-Scholes pricing model based on the following weighted average assumptions:  dividend yield of 0%; risk-free interest rate of 2%; expected life of two years; and volatility of 65%.

FRONTEER DEVELOPMENT GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003

5.

INCOME TAXES

The Company uses the asset and liability method of accounting for income taxes.

a)

Provision for income taxes

The provision for (recovery of) income taxes differs from the amount that would have resulted by applying Canadian federal and provincial statutory tax rates of 39% (2002 – 39%).

	June 30, 2003 $	June 30, 2002 $

(Loss) before taxes:	(286,134)	(280,332)

Expected income tax (benefit)	(111,600)	(109,300)
Adjustments to benefit resulting from:
Share issue costs	(20,100)	7,000
Amortization	2,400	1,500
Stock-based compensation	6,400	975
Resource expenses	102,800	-
Future tax assets not previously recognized	(189,140)	-
Valuation allowance	-	99,825

	(209,240)	-

b)

Future tax balances

The tax effects of temporary differences that give rise to future income tax assets and future income tax liabilities at June 30, 2003 are as follows:

	June 30, 2003 $	December 31, 2002 $
Future income tax assets:
Benefit of loss carry-forwards	54,000	194,000
Share issue costs	33,500	56,000
Future income tax liabilities:
Resource properties	(489,500)	(129,600)
Valuation allowance	-	(120,400)

	(402,000)	-

6.

LOSS PER SHARE

For the six month period ended June 30, 2003 and the three and six month periods ended June 30, 2002, the existence of stock options and warrants affects the calculation of loss per share on a fully diluted basis.  As the effect of this dilution is to reduce the reported loss per share, fully diluted loss per share has not been shown for the six month period ended June 30, 2003 and the three and six month periods ended June 30, 2002.

FRONTEER DEVELOPMENT GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003

7.

SEGMENTED INFORMATION

	Three Months Ended June 30, 2003			Three Months Ended June 30, 2002
	Mining $	Real Estate $	Consolidated $	Mining $	Real Estate $	Consolidated $

Property sales	-	-	-	-	-	-

Cost of property sales	-	-	-	-	-	-
Professional fees	27,263	-	27,263	92,901	838	93,739
Travel, promotion, and investor relations	47,326	-	47,326	39,145	-	39,145
Management fees	39,093	-	39,093	26,267	-	26,267
Office and general	23,689	-	23,689	12,072	6	12,078
Consulting fees	18,401	-	18,401	7,041	-	7,041
Occupancy cost	11,578	-	11,578	6,420	-	6,420
Listing expenses	-	-	-	25,250	-	25,250
Amortization	3,084	-	3,084	817	48	865
	170,434	-	170,434	209,913	892	210,805

(Loss) before income taxes	(170,434)		(170,434)	(209,913)	(892)	(210,805)
Future income tax (recovery)			(209,240)			-
Net income (loss) for the period			38,806			(210,805)

	Six Months Ended June 30, 2003			Six Months Ended June 30, 2002
	Mining $	Real Estate $	Consolidated $	Mining $	Real Estate $	Consolidated $

Property sales	-	-	-	-	157,877	157,877

Cost of property sales	-	-	-	-	144,872	144,872
Professional fees	35,153	-	35,153	101,926	4,338	106,264
Travel, promotion, and investor relations	98,158	-	98,158	65,470	-	65,470
Management fees	71,852	-	71,852	41,853	-	41,853
Office and general	28,236	-	28,236	24,194	64	24,258
Consulting fees	30,798	-	30,798	15,908	-	15,908
Occupancy cost	15,717	-	15,717	12,533	-	12,533
Listing expenses	-	-	-	25,250	-	25,250
Amortization	6,220	-	6,220	1,705	96	1,801
	286,134	-	286,134	288,839	149,370	438,209

(Loss) before income taxes	(286,134)	-	(286,134)	(288,839)	8,507	(280,332)
Future income tax (recovery)			(209,240)			-

Net (loss) for the period			(76,894)			(280,332)

Segment assets excluding cash and short-term investments	977,652	59,983	1,037,635	588,467	143,729	732,196

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002

(Expressed in Canadian Dollars)

AUDITORS’ REPORT

To the Shareholders of

FRONTEER DEVELOPMENT GROUP INC.

(An Exploration Stage Company)

We have audited the consolidated balance sheets of Fronteer Development Group Inc. (An Exploration Stage Company) as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit, cash flows and shareholders’ equity for each of the years in the three-year period ended December 31, 2002 and cumulative from inception to December 31, 2002.  These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2002 and cumulative from inception to December 31, 2002 in accordance with Canadian generally accepted accounting principles.

McGOVERN, HURLEY, CUNNINGHAM, LLP

Signed “McGovern, Hurley, Cunningham, LLP”

Chartered Accountants

TORONTO, Canada

March 13, 2003

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31

(Expressed in Canadian Dollars)	2002 $	2001 $
(Note 15)
ASSETS
CURRENT
Cash	194,990	295,681
Short-term investments	806,105	-
Restricted short-term investments (Note 10(a))	46,323	251,040
Sundry receivables and prepaid expenses	102,016	79,516
Due from joint venture participant (Note 3)	-	22,902
Properties under development and held for sale (Note 3)	-	113,103

	1,149,434	762,242

CAPITAL ASSETS (Note 4)	37,400	10,761

LONG-TERM INVESTMENT (Note 5)	37,000	20,000

INTEREST IN MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (Note 6)	525,628	81,136

	1,749,462	874,139

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	91,197	179,977

SHAREHOLDERS’ EQUITY
CAPITAL STOCK (Note 8(b))	1,658,302	662,171

CONTRIBUTED SURPLUS (Note 8(d))	20,875	-

WARRANTS (Note 8(e))	235,965	-

(DEFICIT) RETAINED EARNINGS	(256,877)	31,991

	1,658,265	694,162

	1,749,462	874,139

APPROVED ON BEHALF OF THE BOARD:

Signed  “HUGH SNYDER”            , Director

Signed  “MARK O’DEA”               , Director

See accompanying notes to the financial statements.

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE YEARS ENDED DECEMBER 31

(Expressed in Canadian Dollars)	Cumulative from Inception to 2002 $	2002 $	2001 $	2000 $
			(Note 15)	(Note 15)
REVENUE
Property sales	7,039,911	157,877	3,979,263	-
Other income	5,947	-	5,947	-

	7,045,858	157,877	3,985,210	-

EXPENSES
Cost of property sales	6,564,434	149,417	3,763,567	-
Travel, promotion, and investor relations	125,256	125,256	-	-
Professional fees	251,498	92,826	59,638	64,638
Management fees	216,160	58,568	35,867	48,613
Office and general	131,350	48,450	27,877	2,043
Consulting fees	64,595	37,574	7,021	20,000
Listing expense	25,250	25,250	-	-
Occupancy costs	25,875	18,410	7,465	-
Warranty repairs expense	13,075	13,075	-	-
Amortization	14,842	7,519	2,248	391

	7,432,335	576,345	3,903,683	135,685

(LOSS) INCOME for the period before income taxes	(386,477)	(418,468)	81,527	(135,685)

Income taxes (Note 7(a))	72,240	-	34,240	-
Income taxes recoverable on application of subsidiary company loss	(95,000)	-	-	(57,000)
Future income tax (recovery) (Note 7(a))	(106,840)	(129,600)	22,760	-

NET (LOSS) INCOME FOR THE PERIOD	(256,877)	(288,868)	24,527	(78,685)

RETAINED EARNINGS, beginning of period	-	31,991	7,464	86,149

(DEFICIT) RETAINED EARNINGS, end of period	(256,877)	(256,877)	31,991	7,464

Basic net (loss) income per share (Note 11)		(0.02)	0.00	(0.01)

Diluted net income per share (Note 11)			0.00

Basic shares outstanding (Note 11)		13,241,420	11,259,138	10,433,312

Diluted shares outstanding (Note 11)			12,784,138

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31

(Expressed in Canadian Dollars)	Cumulative from Inception to 2002 $	2002 $	2001 $	2000 $
			(Note 15)	(Note 15)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income for the period	(256,877)	(288,868)	24,527	(78,685)
Charges to income not involving cash:
Future income tax benefit	(129,600)	(129,600)	-	-
Stock options issued for consulting services rendered rendered	20,875	20,875	-	-
Transfer of asset in lieu of payment of management fees	9,628	-	-	9,628
Common stock issued for consulting services rendered rendered	20,000	-	-	20,000
Amortization	14,842	7,519	2,248	391
	(321,132)	(390,074)	26,775	(48,666)
Changes in net assets and liabilities:
Decrease (increase) in properties under development and held for sale	1,578,036	113,103	1,627,651	(1,094,336)
(Increase) decrease in sundry receivables and prepaid expenses	132,041	(22,500)	1,595	55,000
Decrease (increase) in future income tax asset	-	-	57,000	(57,000)
Decrease in mortgage receivable	-	-	-	488,642
(Decrease) increase in accounts payable and accrued liabilities	(14,570)	(88,780)	(319,622)	421,364
(Decrease) increase in deposits on property sales	(40,828)	-	(310,254)	220,154
Cash flows from operating activities	1,333,547	(388,251)	1,083,145	(14,842)

CASH FLOWS FROM FINANCING ACTIVITIES
Due from joint venture partner	-	22,902	(5,788)	-
Short-term debt	(306,559)	-	(797,208)	-
Long-term debt	(340,987)	-	-	490,649
Issuance of common shares for cash	1,571,551	1,246,550	325,000	-
Issuance of warrants for cash	191,000	191,000	-	-
Share issue costs	(114,330)	(99,854)	(14,476)	-
Advances to shareholders	-	-	-	439,200
(Decrease) in advances from shareholder	-	-	-	(12,500)
Reduction of stated capital	(921,920)	-	-	(921,920)
Cash from financing activities	78,755	1,360,598	(492,472)	(4,571)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of Broder Devco Inc.	214,399	-	-	-
Restricted short-term investments	(46,323)	204,717	(251,040)	-
Capital assets	(46,255)	(34,158)	(12,097)	-
Interest in mineral properties and deferred exploration expenditures	(533,028)	(437,492)	(95,536)	-
Cash from investing activities	(411,207)	(266,933)	(358,673)	-

Increase (decrease) in cash and short-term investments	1,001,095	705,414	232,000	(19,413)

CASH AND SHORT-TERM INVESTMENTS, beginning of period	-	295,681	63,681	83,094

CASH AND SHORT-TERM INVESTMENTS, end of period	1,001,095	1,001,095	295,681	63,681

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Stock options issued for consulting services rendered	20,875	20,875	-	-
Common stock received for interest in mineral properties	37,000	17,000	20,000	-
Common stock issued for interest in mineral properties	29,600	24,000	5,600	-
Common stock issued for services rendered	43,800	23,800	-	20,000
Warrants issued for services rendered	44,965	44,965	-	-
Common stock issued for acquisition of Broder Devco Inc. non-cash assets	1,033,567	-	-	-
Transfer of assets in lieu of payment for management fees	9,628	-	-	9,628

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

FROM INCEPTION TO DECEMBER 31, 2002

	Capital Stock		Contributed Surplus	Warrants	Deficit accumulated during the development stage	Total shareholders’ equity
(Expressed in Canadian Dollars)	#	$	$	$	$	$

Issued for cash	1	1	-	-	-	1
Issued for all of the assets of Broder Devco Inc.	10,366,644	1,247,966	-	-	-	1,247,966
Net income	-	-	-	-	86,149	86,149

Balance, December 31, 1999	10,366,645	1,247,967	-	-	86,149	1,334,116
Reduction of stated capital	-	(921,920)	-	-	-	(921,920)
Issued for services rendered	200,000	20,000	-	-	-	20,000
Net loss	-	-	-	-	(78,685)	(78,685)

Balance, December 31, 2000	10,566,645	346,047	-	-	7,464	353,511
Issued for cash	1,300,000	325,000	-	-	-	325,000
Issued for interest in mineral property	20,000	5,600	-	-	-	5,600
Share issue costs	-	(14,476)	-	-	-	(14,476)
Net income	-	-	-	-	24,527	24,527

Balance, December 31, 2001	11,886,645	662,171	-	-	31,991	694,162
Issued for cash	2,162,000	958,510	-	-	-	958,510
Flow-through shares issued for cash	553,667	288,040	-	-	-	288,040
Issued for interest in mineral property	40,000	24,000	-	-	-	24,000
Issued for services rendered	70,000	23,800	-	-	-	23,800
Renunciation of flow-through expenditures (Note 7(a))	-	(129,600)	-	-	-	(129,600)
Share issue costs	-	(168,619)	-	-	-	(168,619)
Contributed surplus (Note 8(d))	-	-	20,875	-	-	20,875
Warrants (Note 8e))	-	-	-	235,965	-	235,965
Net loss	-	-	-	-	(288,868)	(288,868)

Balance, December 31, 2002	14,712,312	1,658,302	20,875	235,965	(256,877)	1,658,265

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002

(Expressed in Canadian Dollars)

1.

BASIS OF PRESENTATION AND OPERATIONS

The Company has been involved in the development and marketing of residential real estate properties since its incorporation on January 11, 1999, concentrating primarily on the Greater Toronto Area.  During June 2001, as the Company was winding down its real estate businesses through the sale of all properties that it had developed, the Company decided to acquire mineral resource properties in order to diversify its business and provide greater access to capital.  Since that time, the Company has completed the sale of all of its real estate properties and has been involved exclusively in the mineral exploration activities described below.  Since the focus of the business is now mining, the Company will separate assets between current and long term on its balance sheet.

The Company is in the process of exploring its newly acquired mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.  The recoverability of the carrying values of mineral properties is dependent upon the discovery of economically recoverable reserves, the preservation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain financing necessary to complete development of the properties, and the future profitable production therefrom or, alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis (See Note 6).

All direct costs associated with mineral properties are capitalized as incurred.  If the property proceeds to development, these costs become part of pre-production and development costs of the mine.  If a property is abandoned or continued exploration is not deemed appropriate in the foreseeable future, the related costs and expenditures are written off.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles and their basis of application is consistent with that of the previous year.  These policies conform, in all material respects, with United States generally accepted accounting principles (“U.S. GAAP”), except as discussed in Note 17.  Outlined below are those policies considered particularly significant.

Principles of Consolidation:

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, 1209786 Ontario Inc. and 1262181 Ontario Inc.  All significant intercompany transactions and balances have been eliminated on consolidation.  All references to the Company should be treated as references to the Company and its subsidiaries.

Short-Term Investments:

Surplus cash is invested in GIC investments with maturities of less than one year.  Consequently, these investments are liquid and can be converted to cash at any time.

Capital Assets and Amortization:

The capital assets are recorded at cost.  The capital assets noted below are amortized over their estimated useful lives using the following rates and methods:

Computer equipment	30%	Declining balance
Computer software	100%	Straight line
Field equipment	20%	Declining balance
Furniture and fixtures	20%	Declining balance

Long-Term Investments:

Investments in corporations in which the Company has significant influence are accounted for by the equity method, by which the original cost of the shares is adjusted for the Company’s share of earnings or losses less dividends since significant influence was acquired.  Portfolio investments are carried at cost.  All long-term investments are written down to their estimated inherent worth when there is evidence of a permanent decline below their carried value.

Continued…

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Interest in Mineral Properties and Deferred Exploration Expenditures:

Mineral properties are carried at cost until they are brought into production, at which time they are depleted on a unit-of-production method based on proven and probable reserves.  If a property is subsequently determined not to be economic, the property and related deferred costs are written down to net realizable value.

Exploration expenses relating to mineral properties in which the Company has an interest are deferred until the properties are brought into production, at which time they are amortized on a unit-of-production basis.  Other general exploration expenses are charged to operations as incurred.  The cost of mineral properties abandoned or sold and their related deferred exploration costs are charged to operations in the current year.

The Company reviews its mineral properties on an annual basis to determine if events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable.  The recoverability of costs incurred on the mineral properties is dependent upon numerous factors including exploration results, environmental risks, commodity risks, political risks, and the Company’s ability to attain profitable production.  In reviewing its mineral properties, the Company estimates the potential future cash flows expected to result from each asset and its eventual disposition.  If the sum of the undiscounted, expected future cash flow is less than the carrying value of the asset, an impairment loss is recognized.  It is reasonably possible, based on existing knowledge, that changes in future conditions in the near-term could require a change in the determination of the need for and amount of any write down.

Costs include the cash consideration and the fair market value of the shares issued for the acquisition of mineral properties.  The carrying value is reduced by option proceeds received until such time as the property cost and deferred expenditures are reduced to nominal amounts. Properties acquired under option agreements or by joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at the time of payment.

Environmental Expenditures and Land Reclamation Costs:

During the course of acquiring and exploring potential mining properties, the Company must comply with government regulated environmental evaluation, updating and reclamation requirements.  The costs of complying with these requirements are capitalized as incurred, as deferred costs until such time as the properties are put into commercial production, at which time the costs incurred will be charged to operations on a unit-of-production basis over the estimated mine life.  Upon abandonment or sale of a property, all deferred costs relating to the property will be expended in the year of such abandonment or sale.  The cost and extent of future site cleanup, reclamation or remediation cannot be determined at this time and no amount has been recorded in these financial statements.

Stock-Based Compensation:

Effective January 1, 2002, the Company adopted the new recommendations of CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments.  This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  These new recommendations require that compensation for all awards made to non-employees and certain awards made to employees be measured and recorded in the financial statements at fair value.  This Section also sets out a fair value based method of accounting for stock options issued to employees and applies to awards granted on or after January 1, 2002.

The Company, as permitted by Section 3870, has chosen to continue its existing policy of recording no compensation cost on the grant of stock options to employees.  Any consideration paid by employees on exercise of stock options is credited to capital stock.

The Company’s stock-based compensation plan is described in Notes 8(c) and (d).  These financial statements omit the effect of stock options granted before January 1, 2002.

Loss Per Share:

The Company adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) for the calculation of earnings per share.  Basic per share amounts are calculated using the weighted number of shares outstanding for the period.  Under this standard, the treasury method is used to determine the dilutive effect of stock options and other dilutive instruments.  The recommendations have no effect on the current period’s calculations as any exercise of options would have been anti-dilutive.

Continued…

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates:

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from those reported.  Management believes that the estimates are reasonable.

Income Taxes:

The Company uses the liability method of accounting for income taxes.  Under the liability method of tax allocation, future income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities.  These income tax assets and liabilities are measured using the substantially enacted tax rates in which the income tax assets or liabilities are expected to be settled or realized.  A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Outlined below are those policies unique to the previous real estate business:

Restricted Short-Term Investments:

Restricted short-term investments consist of GIC investments pledged to secure letters of credit outstanding regarding the residential properties previously built and sold.

Properties Under Development and Held For Sale:

Properties under development and held for sale are carried at the lower of cost and estimated net realizable value.  The Company provides for write-downs where the carrying value of the particular property exceeds its estimated net realizable value.

Cost includes all expenditures incurred in connection with the acquisition, development and construction of these properties.  The Company capitalizes all direct costs relating to properties under development and to properties held for future development.  In addition, certain indirect costs including interest on the portion of total costs financed by general corporate borrowings are capitalized.  As well, overhead costs, including salaries, that can be clearly identified with the development of a specific property are allocated to that property.

Development costs are inherently subject to fluctuation and unforeseen costs or expenses could be incurred in the development process.  The costs associated with the Company's projects could be significantly increased by events outside of the Company's control, including increases in interest rates, increases in materials or labour or increases in service charges.  The Company's anticipated revenues from real estate projects are based upon the sale of a given number of units at a given price, both of which may be subject to change.  There can be no assurance that the various assumptions will be realized or that the projects will not be adversely affected by unforeseen economic factors, resulting in a reduction in the anticipated value of the Company's projects.

The amount shown on the balance sheet for development costs represents costs incurred to date related to the development of the Company's land.

Joint Ventures:

Proportionate consolidation is used by the Company to account for its proportionate share of 50% of the assets and liabilities of Berkley Homes (Pickering) Inc., a co-tenancy formed during 1999.

Revenue Recognition and Cost Allocation:

Revenues and profits on housing unit sales are recognized when the purchasers become entitled to occupancy.  Revenues and profits from the sale of land and other properties are recorded when the collection of the sale proceeds is reasonably assured and all other significant conditions of the sale are met.

The cost of land is prorated to each phase of a project on a hectarage basis up to and including the time that a plan of subdivision is established.  Costs of land sold, including development and capitalized costs, are allocated generally within each subdivision to saleable lots or hectarage in proportion to anticipated revenues.  Residential units sold are costed on an individual basis whereby specific and identifiable costs are applied to each unit.

3.

PROPERTIES UNDER DEVELOPMENT AND HELD FOR SALE

	2002	2001
	$	$
		(Note 15)

Balance, beginning of year	113,103	1,740,754
Development and carrying costs	28,911	2,063,312
Selling costs	7,403	34,252
Interest capitalized	-	38,352
	149,417	3,876,670
Less: Cost of property sales	(149,417)	(3,763,567)

Balance, end of year	-	113,103

The balance is allocated as follows:

	2002	2001
	$	$
		(Note 15)

Toynevale Road, Pickering	-	113,103

Pursuant to a July 1999 agreement, the Company transferred its only remaining real estate asset, namely the properties at 416 and 436 Toynevale Road, Pickering, and the related mortgages to the joint venture at carrying values.  The last unit in this 28-unit housing project in which the Company had a 50% joint venture interest, was sold during the year ended December 31, 2002.

Joint Venture

Included in the accounts are the Company’s proportionate share (50%) of the assets, liabilities, operations and cash flow of Berkley Homes (Pickering) Inc., a joint venture formed to build 28 residential homes in Pickering, Ontario.

The Company’s proportionate share (50%) of the joint venture assets, liabilities, loss and cash flow included in the financial statements is as follows:

BALANCE SHEET
	2002 $	2001 $
		(Note 15)
ASSETS
Properties under development and held for sale	-	113,103
Cash	17,308	116,736
Restricted short-term investments (Note 10(a))	46,323	251,040
Sundry receivables and prepaid expenses	2,954	5,257
Due from joint venture participants	-	100,714

	66,585	586,850

LIABILITIES
Accounts payable and accrued liabilities	30,608	103,710

JOINT VENTURE EQUITY AND RETAINED EARNINGS
Joint venture equity	-	334,228
Retained earnings	35,977	148,912
	35,977	483,140

	66,585	586,850

3.

PROPERTIES UNDER DEVELOPMENT AND HELD FOR SALE (Continued)

STATEMENT OF OPERATIONS AND RETAINED EARNINGS
	2002 $	2001 $	2000 $
		(Note 15)	(Note 15)
REVENUE
Property sales	157,877	3,916,783	-
Other income	-	4,595	-
	157,877	3,921,378	-

Cost of property sales	170,944	3,763,567	-
Warranty repairs expense	5,000	-	-
General and administrative costs	2,668	-	5,250
	178,612	3,763,567	5,250

(Loss) income for the year	(20,735)	157,811	(5,250)
Retained earnings (deficit), beginning of year	148,912	(8,899)	(3,649)
Less: distributions to joint venture partners	(92,200)	-	-

Retained earnings, end of year	35,977	148,912	(8,899)

STATEMENT OF CASH FLOWS
	2002 $	2001 $	2000 $
		(Note 15)	(Note 15)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income for the year	(20,735)	157,811	(5,250)
Properties under development and held for sale	113,103	1,641,311	(1,104,208)
Sundry receivables and prepaid expenses	2,303	64,682	(50,802)
Deposits on unit sales	-	(310,255)	220,154
Accounts payable and accrued liabilities	(73,102)	(295,835)	374,104
Cash flows from operating activities	21,569	1,257,714	(566,002)

CASH FLOWS FROM FINANCING ACTIVITIES
Due to (from) joint venture participant	8,514	(83,600)	-
Distributions to joint venture partners	(334,228)	-	-
Short-term debt	-	(797,208)	553,129
Cash flows from financing activities	(325,714)	(880,808)	553,129

CASH FLOWS FROM INVESTING ACTIVITIES
Restricted short-term investments	204,717	(251,040)	--

(Decrease) increase in cash and short-term investments	(99,428)	125,866	(12,873)
Cash and short-term investments (bank indebtedness), beginning of year	116,736	(9,130)	3,743

Cash and short-term investments, end of year	17,308	116,736	(9,130)

4.

CAPITAL ASSETS

	Cost $	Accumulated Amortization $	2002 Net $	2001 Net $
				(Note 15)

Computer equipment	19,963	7,642	12,321	8,038
Computer software	1,669	1,245	424	411
Field equipment	6,914	691	6,223	-
Furniture and fixtures	20,994	2,562	18,432	2,312

	49,540	12,140	37,400	10,761

5.

LONG-TERM INVESTMENT

Pursuant to the agreement referred to in Note 6(a), the Company received a total of 200,000 common shares to December 31, 2002, valued at $37,000.  The quoted market value of these common shares as at December 31, 2002 was $50,000.

6.

INTEREST IN MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

Interest in mineral properties and deferred exploration expenditures are carried at cost.  During the year ended December 31, 2002, the Company, as operator, received $250,000 (2001 - $50,000) from Red Lake Resources Inc. (“Red Lake”) (formerly Glenhaven Ventures Inc.) and invoiced Red Lake for an additional $Nil (2001 - $38,374), of which $12,695 (2001 - $19,932) was credited to mineral properties and $236,744 (2001 - $68,442) to deferred expenditures.  To December 31, 2002, a total of 200,000 common shares were received from Red Lake and were credited to mineral properties and deferred expenditures and are reflected on the balance sheet as a long-term investment (see Notes 5 and 6(a)).

Pursuant to the agreement disclosed in Note 6(f), the Company, as operator, received $250,000 during the year ended December 31, 2002 (2001 - $Nil) from AurionGold (Canada) Limited (“AurionGold”) and invoiced AurionGold for an additional $42,757 (2001 - $Nil), of which $81,902 (2001 - $Nil) was credited to mineral properties and $210,856 (2001 - $Nil) to deferred expenditures.

The Company has interests in mineral properties in the Birch-Uchi belt of northwestern Ontario located approximately 100 kilometres east-northeast of Red Lake, and in the Bear Province of the Northwest Territories located approximately 250 kilometres north of Yellowknife.

6.

INTEREST IN MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (Continued)

Area of Interest	Acquisition Costs $	Deferred Exploration Expenditures $	Total Costs $
Birch-Uchi Belt properties optioned to Red Lake Resources Inc. (formerly Glenhaven Ventures Inc.) (Note 6(a))
Grace Lake	-	2,767	2,767
Mink Lake	-	9,195	9,195
Poplar Grove	-	1	1
Sol D’Or	-	3,163	3,163
Superstition	-	1	1
Swain East	-	4,705	4,705
	-	19,832	19,832
Red Lake – Birch-Uchi Belt properties optioned to AurionGold Limited (Note 6(f))
Balmer	6,000	102,677	108,677
Birch Island	-	4,436	4,436
Found Lake	-	4,153	4,153
Hurley	-	1,666	1,666
Portage	-	62,024	62,024
Sandy Point	-	60,262	60,262
Shabu	-	55	55
Shanty Bay	4,148	4,284	8,432
Swain West	-	55	55
Wabunk	-	55	55
Woman Lake	15,493	6,698	22,191
	25,641	246,365	272,006
Red Lake – Birch-Uchi Belt
Dixie Lake	420	-	420

Northwest Territories
Achook	18,488	51,956	70,444
Conjuror	30,482	37,299	67,781
Flex	18,488	33,275	51,763
McPhoo	4,931	38,451	43,382
	72,389	160,981	233,370

	98,450	427,178	525,628

Since 2001, the Company has staked and acquired approximately 64,570 acres in the Birch-Uchi Greenstone Belt (the “Birch-Uchi Properties”) of northwestern Ontario.  In 2002, the Company conducted two mineral exploration programs on the Birch-Uchi properties with exploration partners, Red Lake Resources Inc. and AurionGold (Canada) Ltd.  With project management fees, the total cost of the Red Lake Resources program in 2002 approximated $258,250 while the total cost of the AurionGold program in 2002 approximated $577,282.  These figures include both the exploration partner and the Company’s portion of costs.

In May 2002, the Company initiated a second land assembly in an iron oxide copper-gold district in the Bear Province of the Northwest Territories.  Roughly, 29,000 acres were staked or acquired (the “Bear Properties”).  The Company conducted a mineral exploration program on the Bear properties during the year ended December 31, 2002 at a total cost of approximately $233,370.

6.

INTEREST IN MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (Continued)

The Company owns 100% title to the Birch-Uchi and Bear Properties but does not own the surface rights.  In order to retain the mineral rights, the Company must complete certain assessment work within two years of the date of the staking of the particular property.

(a)

Birch-Uchi Properties

Five of the Birch-Uchi Properties including Swain East and Mink Lake (the “Red Lake Project”) have been optioned to Red Lake by agreement dated October 3, 2001.  Red Lake can earn a 50% interest in the Red Lake Project by incurring mineral exploration expenditures on the properties of $750,000 over a three year period, $100,000 of which is to be incurred in the first four months from the date of the agreement ($337,813 incurred at December 31, 2002), and issuing 100,000 shares of Red Lake on the date of the agreement (issued), and an additional 100,000 on the first anniversary of the agreement (issued).  (See Note 16(a))

(a)

Woman Lake Property

The Company entered into an agreement on November 5, 2001 to acquire from an arm’s length vendor an option to earn a 100% interest in the Woman Lake Property, which is situated immediately adjacent to one of the Birch Properties.  The Woman Lake Property consists of three leased mining claims and six staked units.  The Company can earn its interest in the Woman Lake Property by making staged cash payments totaling $24,700 ($8,200 paid) and issuing 90,000 common shares over a three-year period (40,000 issued).  The terms of the option allow the vendor to retain a 2% net smelter return interest, of which the Company can purchase one-half of the 2% for $750,000.  The Woman Lake Property falls under the property option agreement disclosed in Note 6(f).

(b)

Spot Lake Property

The Company entered into an agreement on May 31, 2002 to acquire from an arm’s length vendor an option to earn a 100% interest in the Spot Lake Property, which is situated immediately adjacent to one of the Birch Properties.  The Spot Lake Property consists of two claims.  The Company can earn its interest in the Spot Lake Property by making staged cash payments totaling $44,000 ($2,000 paid) and issuing 85,000 common shares over a five-year period (20,000 issued).  The terms of the option allow the vendor to retain a 2% net smelter return interest, of which the Company can purchase one-half of the 2% for $1,000,000.

The Spot Lake Property falls under the property option agreement disclosed in Note 6(f).

Continued…

6.

INTEREST IN MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (Continued)

(c)

Dixie Lake Property

The Company entered into an agreement on December 30, 2002 to acquire from an arm’s length vendor an option to earn a 100% interest in the Dixie Lake Property, which consists of 51 claims situated in the Dixie Lake area of Ontario.  The Company can earn its interest by making staged cash payments totaling $80,000 and issuing 200,000 common shares over a four-year period.  The terms of the option allow the vendor to retain a 2% net smelter return interest, of which the Company can purchase one-half of the 2% for $1,000,000.  (See Note 16(a))

(d)

Conjuror Property

The Company entered into an agreement on October 4, 2002 to acquire from Phelps Dodge Corporation of Canada, Limited (“PDC”), an option to earn a 100% interest in the Conjuror Property, which is situated in the Northwest Territories.  The Conjuror Property consists of five claims.  The Company can earn its interest in the Conjuror Property by incurring exploration expenditures of no less than $500,000 on or before October 4, 2006 and making staged cash payments or issuing common shares having an equivalent value to all or a portion of required cash payments of $125,000 over a four-year period ($25,000 paid).  The terms of the option allow the vendor to retain a 2% net smelter return interest, of which the Company can purchase one-half of the 2% for $1,000,000.

(e)

AurionGold Option Agreement

Pursuant to an option agreement signed May 1, 2002, AurionGold subscribed for 1,000,000 common shares at $0.50 per share.  Under the agreement, the Company expended $250,000 of these funds in 2002 acquiring further claims over prospective structures within the Birch Uchi Greenstone belt and implementing a follow-up exploration program.  The remaining $250,000 was utilized for 2002 exploration and operating expenses.  AurionGold contributed an additional $250,000 during the year for its share of the expenditures under the 2002 program.  Upon completion of the 2002 program, AurionGold has the right to earn a 65% interest in the properties by expending $2,500,000 at a minimum rate of $500,000 per year.  The Company shall be the operator of the programs until AurionGold has earned a 65% interest.

AurionGold has the option to earn an additional 10% by either completing a bankable feasibility study or by expending an additional $5,000,000 on the properties at a minimum rate of $500,000 per year.

On December 31, 2002, AurionGold was acquired by Placer Dome Inc. (“Placer”).  Placer agreed to take over part of AurionGold’s commitment with respect to the Balmer, Portage, and Sandy Point properties.

Continued…

7.

INCOME TAXES

(a)

Provision for Income Taxes

The provision for (recovery of) income taxes differs from the amount that would have resulted by applying Canadian federal and provincial statutory tax rates of 39% (2001 – 42%; 2000 - 42%).

	2002 $	2001 $	2000 $
		(Note 15)	(Note 15)

(Loss) income before taxes:	(418,468)	81,527	(135,685)

Expected income tax (benefit)	(163,200)	34,240	(57,000)
Adjustments to benefit resulting from:
Share issue costs	(14,070)	-	-
Amortization	2,930	-	-
Valuation allowance	44,740	22,760	-

	(129,600)	57,000	(57,000)

(b)

Future Tax Balances

The tax effects of temporary differences that give rise to future income tax assets and liabilities at December 31, 2002 are as follows:

	2002 $	2001 $
		(Note 15)
Future income tax assets:
Benefit of loss carry-forwards	194,000	22,760
Share issue costs	56,000	-
Future income tax liabilities:
Resource properties	(129,600)	-
Valuation allowance	(120,400)	(22,760)

	-	-

As at December 31, 2002, the Company had available for deduction against future taxable income, non-capital losses of approximately $496,000.  These losses, if unutilized, begin to expire in 2007.  The potential income tax benefit of these losses has not been recognized in the accounts.

The Company has approximately $98,000 and $95,000 of Canadian development expenses and Canadian exploration expenditures, respectively, as at December 31, 2002 which, under certain circumstances, may be utilized to reduce taxable income of future years.  The potential income tax benefit of these losses has not been recognized in the accounts.

8.

CAPITAL STOCK

(a)

Authorized

Unlimited number of common shares

(b)

Issued and Outstanding

	Number #	Amount $

Balance, December 31, 2000	10,566,645	346,047
Issued for cash	1,300,000	325,000
Issued for interest in mineral property	20,000	5,600
Share issue costs	-	(14,476)

Balance, December 31, 2001	11,886,645	662,171
Issued for cash	2,162,000	958,510
Flow-through shares issued for cash	553,667	288,040
Issued for interest in mineral property	40,000	24,000
Issued for services rendered	70,000	23,800
Renunciation of flow-through expenditures (Note 7(a))	-	(129,600)
Share issue costs	-	(168,619)

Balance, December 31, 2002 (Note 16(c))	14,712,312	1,658,302

(c)

Stock Option Plan

The Company has granted options for the purchase of common shares to its directors, officers, and consultants. The aggregate number of common shares reserved for issuance under the stock option plan is 2,373,000.  The options are non-assignable and may be granted for a term not exceeding five years.  The exercise price of the options is fixed by the board of directors of the Company at the time of grant at the market price of the common shares, subject to all applicable regulatory requirements.

A summary of changes in stock options during the year is as follows:

	Number of options	Weighted average exercise price
	#	$

Balance at December 31, 2000	1,400,000	0.25
Granted	1,525,000	0.16
Cancelled	(1,400,000)	(0.25)

Balance at December 31, 2001	1,525,000	0.16
Granted	500,000	0.62

Balance at December 31, 2002	2,025,000	0.27

8.

CAPITAL STOCK (Continued)

(c)

Stock Option Plan (Continued)

At December 31, 2002 the Company had incentive stock options, issued to directors, officers, and key consultants of the Company outstanding as follows (see Note 16(d)):

Date of Grant	Options Granted #	Exercise Price $	Expiry Date
November 16, 2002	100,000	0.50	November 15, 2003
September 19, 2002	100,000	0.75	September 19, 2005
May 7, 2001	525,000	0.11	May 7, 2006
May 8, 2001	500,000	0.11	May 8, 2006
May 24, 2001	400,000	0.25	May 24, 2006
November 12, 2001	100,000	0.25	November 12, 2006
March 12, 2002	100,000	0.45	March 12, 2007
May 9, 2002	100,000	0.59	May 9, 2007
September 4, 2002	100,000	0.80	September 4, 2007

	2,025,000

d)

Stock-Based Compensation

The Company does not record compensation cost on the grant of stock options to employees, as described in Note 2.  Had compensation cost for the Company’s stock-based compensation plan been determined based on the fair value at the grant dates for awards under the plan for options awarded on or after January 1, 2002, the Company’s net loss and loss per share would have been increased to the pro forma amounts indicated below:

		December 31, 2002 $
Net (loss)	As reported	(288,868)
	Pro forma	(320,268)

Basic (loss) per share	As reported	(0.02)
	Pro forma	(0.02)

The weighted average grant date fair value of options granted during the year ended December 31, 2002, amounted to $0.36 per option.  The fair value of each option granted was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

Risk-free interest rate

3.6%

Expected life

3.8 years

Expected volatility in the market price of the shares

92.2%

Expected dividend yield

0%

During the year ended December 31, 2002, $20,875 (2001 - $Nil) was credited to contributed surplus in respect of stock-based non-employee compensation.

Continued…

8.

CAPITAL STOCK (Continued)

e)

Warrants

As at December 31, 2002, the Company has issued and outstanding 1,265,334 warrants entitling the holder to purchase one common share of the Company.  A summary of the outstanding warrants is as follows:

Number	Exercise Price	Expiry Date

520,334	0.75	November 15, 2003
745,000	0.55	December 19, 2004

1,265,334

The weighted average grant date fair value of warrants issued during the year ended December 31, 2002, amounted to $0.16 per warrant.  The fair value of each warrant granted was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

Risk-free interest rate

2.0%

Expected life

1.8 years

Expected volatility in the market price of the shares

92.9%

Expected dividend yield

0%

The Company also issued 104,067 compensation warrants during the year ended December 31, 2002 in consideration for services rendered by a private placement agent.  Each compensation warrant is exercisable at a price of $0.575 at any time prior to May 15, 2004 into one common share of the Company and one half of one warrant of the Company (“Agent Warrants”).  Each whole Agent Warrant is exercisable into one common share of the Company at a price of $0.75 at any time prior to May 15, 2004. The fair values of the compensation and Agent Warrants at the date of grant were estimated using the Black-Scholes pricing model based on the following assumptions:  risk-free interest rate of 4.0%, expected life of two years, and volatility of 90%.  The aggregate value was $33,765.

9.

CONTINGENT LIABILITY

The Company is contingently liable for the other participant’s equal share of the liabilities of the joint venture.  Management believes the other participant’s share of the net assets of the joint venture is sufficient to satisfy these obligations.  Total liabilities of the joint venture as at December 31, 2002 totaled approximately $61,000.  (See Note 3)

10.

COMMITMENTS

(a)

As at December 31, 2002, letters of credit on behalf of the Berkley Homes (Pickering) Inc. joint venture in the amount of $90,490, of which the Company has a 50% share, have been provided to municipalities that are secured by short-term investments.  (See Note 3)

(b)

The Company has a consulting agreement with a corporation whose sole shareholder is an officer and director of the Company effective August 1, 2002 for a term of one year.  Under the terms of the agreement the Company will pay an annual fee of $93,500 (Note 14).

(c)

The Company has a consulting agreement with an individual who is an officer of the Company effective June 1, 2002 for a term of one year.  Under the terms of the agreement the Company will pay an annual fee of $52,500.

(d)

The Company has entered into a lease for premises ending February 28, 2006.  Total minimum lease commitments total $73,878 including $19,056 due within one year.

11.

NET (LOSS) INCOME PER SHARE

The existence of stock options and warrants affects the calculation of loss per share on a fully diluted basis.  As the effect of the dilution is to reduce the reported loss per share, the fully diluted loss per share for the years ended December 31, 2002 and 2000 have not been presented.

The per share amounts are based on the weighted average number of basic and dilutive common shares assumed to be outstanding during the period of computation.

The calculation of weighted average outstanding shares is as follows:

	2002 #	2001 #	2000 #
Basic shares outstanding	13,241,420	11,259,138	10,433,312
Dilutive effect of stock options		1,525,000

Diluted shares outstanding		12,784,138

12.

FINANCIAL INSTRUMENTS

Fair Value:

Canadian generally accepted accounting principles require that the Company disclose information about the fair value of its financial assets and liabilities.  Fair value estimates are made at the balance sheet date based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision.  Changes in assumptions could significantly affect these estimates.  Management believes that the estimates are reasonable.

The carrying value of cash, short-term investments, restricted short-term investments, sundry receivables and prepaid expenses, due from joint venture participant, and accounts payable and accrued liabilities reflected in the balance sheet approximate their respective fair market values.

Commodity Price Risk:

The ability of the Company to develop its properties and the future profitability of the Company is directly related to the market price of certain minerals.

Continued…

13.

SEGMENTED INFORMATION

	2002			2001
	Mining $	Real Estate $	Consolidated $	Mining $	Real Estate $	Consolidated $

Property sales	-	157,877	157,877	-	3,979,263	3,979,263
Other income	-	-	-	-	5,947	5,947
	-	157,877	157,877	-	3,985,210	3,985,210

Cost of property sales	-	149,417	149,417	-	3,763,567	3,763,567
Travel, promotion and investor relations	125,256	-	125,256	-	-	-
Professional fees	84,967	7,859	92,826	54,138	5,500	59,638
Management fees	58,568	-	58,568	32,298	3,569	35,867
Office and general	48,450	-	48,450	16,992	10,885	27,877
Consulting fees	37,574	-	37,574	7,021	-	7,021
Listing expense	25,250	-	25,250	-	-	-
Occupancy costs	18,410	-	18,410	7,465	-	7,465
Warranty repairs expense	-	13,075	13,075	-	-	-
Amortization	7,327	192	7,519	1,974	274	2,248
	405,802	170,543	576,345	119,888	3,783,795	3,903,683
(Loss) income before income taxes	(405,802)	(12,666)	(418,468)	(119,888)	201,415	81,527
Income taxes - current			-			34,240
Future income tax recovery			(129,600)			22,760
Net (loss) income for the year			(288,868)			24,527
Segment assets excluding cash and short-term investments	688,261	13,783	702,044	177,466	149,952	327,418

Segmented information is not applicable for 2000, as all assets and activity were as a result of the real estate segment.

14.

RELATED PARTY TRANSACTIONS

Management and consulting fees of $91,630 (2001 - $49,669; 2000 - $Nil) were paid to a corporation whose sole shareholder is an officer and director of the Company under the contract discussed in Note 10(b).  As at December 31, 2002, $509 was owing to this corporation (2001 - $1,601).

Management fees of $Nil (2001 - $35,568; 2000 - $Nil) were paid to a corporation in which a shareholder and former director of the Company is the sole shareholder.

The above management and consulting fees were in the normal course of business and were measured at the exchange amount which is the amount agreed to by the related parties.

Continued…

15.

COMPARATIVE FIGURES

As discussed in Note 1, the Company effected a change of business from real estate to mining during the year ended December 31, 2001.  Since the focus of the business is now mining, the Company will separate assets and liabilities between current and long-term on its balance sheet.

Certain of the comparative figures have been reclassified to conform with the classified balance sheet presentation adopted for the year ended December 31, 2002.

16.

SUBSEQUENT EVENTS

(a)

Mineral Properties, Birch-Uchi Belt (Northwestern Ontario)

Subsequent to the year-end, the Company received $200,000 from Red Lake Resources Inc. in conjunction with the agreement disclosed in Note 6(a).

In February, 2003, the Company issued 10,000 shares pursuant to the Dixie Lake Property agreement disclosed in Note 6(d).

(b)

Mineral Properties, Altius Minerals Joint Venture (Labrador)

Subsequent to the year end, the Company and Altius Minerals Corporation (“Altius”) signed a letter of intent to enter into a joint venture to evaluate and explore for copper-uranium-gold deposits in the area of central Labrador.  Both parties have agreed to equally fund and supply personnel to a reconnaissance exploration program totaling approximately $200,000 prior to the first anniversary of the exploration licenses.

(c)

Private Placement

Subsequent to the year-end, 475,000 units were issued for proceeds of $237,500.  Each unit consists of one common share of the Company and one common share purchase warrant.  The warrants entitle the holder to acquire one common share of the Company at a price of $0.55 on or before January 6, 2005.

(d)

Stock Options

Subsequent to the year-end, 100,000 options granted to a non-employee were cancelled.

17.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The following represents additional information to the consolidated financial statements of the Company that were prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). Set out below are the material adjustments to net loss for the years ending December 31, 2002, 2001 and 2000 and to shareholders’ equity at December 31, 2002, 2001 and 2000 in order to conform to accounting principles generally accepted in the United States (“U.S. GAAP”).

	2002 $	2001 $	2000 $
Statement of (loss) income:
Net (loss) income for the year based on Canadian GAAP	(288,868)	24,527	(78,685)
Deferred exploration costs prior to the establishment of proven and probable mineral reserves (a)	(444,492)	(81,136)	-

Net loss for the year based on U.S. GAAP	(733,360)	(56,609)	(78,685)
Loss per share, basic and diluted	(0.06)	(0.01)	(0.01)

Shareholders’ equity:
Shareholders’ equity based on Canadian GAAP	1,658,265	694.162	353,511
Deferred exploration costs prior to the establishment of proven and probable mineral reserves (a)	(525,628)	(81,136)	-

Shareholders’ equity based on U.S. GAAP	1,132,637	613,026	353,511

Balance sheet differences:

The following material balance sheet differences exist between Canadian and U.S. GAAP.

1.

Interest in mineral properties and deferred exploration expenditures

	2002 $	2001 $	2000 $

Canadian GAAP	525,628	81,136	-
Deferred exploration costs prior to the establishment of proven and probable mineral reserves (a)	(525,628)	(81,136)	-

U.S. GAAP	-	-	-

2.

Future income taxes

	2002 $	2001 $	2000 $

Canadian GAAP	-	-	-
Future income taxes relating to deferred exploration costs (a)	223,853	34,077	-
Increase in valuation allowance	(223,853)	(34,077)	-

U.S. GAAP	-	-	-

17.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(Continued)

(a)

Interest in Mineral Properties and Deferred Exploration Costs

In March 2002, the Emerging Issues Committee of the CICA issued EIC 126 - “Accounting by Mining Enterprises for Exploration Costs” which affects mining companies with respect to the deferral of exploration costs. EIC 126 refers to CICA Handbook Section 3061 “Property, Plant and Equipment”, paragraph .21 which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. EIC 126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC 126 also sets forth the Committee’s consensus that a mining enterprise in the exploration stage is not required to consider the conditions regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, if an enterprise has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property it is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in CICA Handbook Section 3061 in determining whether subsequent write-down of capitalized exploration costs related to mining properties is required.

The Company considers that exploration costs have the characteristics of property, plant and equipment and, accordingly, defers such costs. Furthermore, pursuant to EIC 126, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless certain conditions exist.

Under U.S. GAAP, exploration costs are not considered to have the characteristics of property, plant and equipment and accordingly are expensed prior to the Company determining that proven or provable mineral reserves exist, after which time all such costs are capitalized.

(b)

Stock-based Compensation

The Company accounts for its stock based compensation under US GAAP in accordance with APB25 (intrinsic value method) for employees and FAS No. 123 (fair value method) for non-employees. Under Canadian GAAP, stock options granted to employees and non-employees prior to January 1, 2002 are accounted for as capital transactions when the options are exercised. Subsequent to January 1, 2002, under Canadian GAAP, stock options granted to employees continue to be accounted for as capital transactions and stock options granted to non-employees are accounted for using the fair value method.

If the Company had accounted for its stock-based compensation plan for employees under FAS No. 123, the pro forma impact would have been as follows:

	2002 $	2001 $	2000 $

Net (loss) income for the year based on U.S. GAAP	(733,360)	(56,609)	(78,685)
Expense under FAS No. 123	(31,400)	(186,000)	-

Pro forma net loss	(764,760)	(242,609)	(78,685)

Pro forma loss per share - Basic and Diluted	(0.06)	(0.02)	(0.01)

17.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(Continued)

The Company estimates the fair value of options granted using the Black-Scholes option price model using the following weighted average assumptions:

	2002	2001	2000
Risk-free interest rate	3.6%	4.0%	-
Expected life of options	3.8 years	5.0 years	-
Expected volatility of the Company’s share price	92.2%	106.0%	-
Expected dividend yield	-	-	-

Weighted average fair value of options granted	$0.64	$0.12	-

(c)

Statements of Cash Flows

As a result of the treatment of mining interests under item (a) above, cash expended for the exploration costs would have been classified as operating rather than investing, resulting in the following totals:

	2002 $	2001 $	2000 $

Cash from operating activities	(825,743)	987,609	-

Cash from investing activities	170,559	(263,137)	-

(d)

Investment in Jointly Controlled Entities

Canadian GAAP provides for investments in jointly controlled entities to be accounted for using proportionate consolidation.  Under U.S. GAAP, investments in incorporated joint ventures are to be accounted for using the equity method.  Under an accommodation of the United States Securities and Exchange Commission, the accounting for joint ventures need not be reconciled from Canadian to U.S. GAAP.  The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholder’s equity.  The Company’s interest in jointly controlled entities is reflected in Note 3.

(e)

Comprehensive Income

Effective for fiscal years beginning after December 15, 1997, Statement of Financial Accounting Standards No. 130 “Reporting Comprehensive Income” (“FAS 130”), is applicable for U.S. GAAP purposes.  FAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements.  FAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement.

17.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(Continued)

(f)

Flow-through Shares

Under U.S. GAAP, the issue of shares at a discount or premium to the market price will result in a U.S./Canadian GAAP difference.  A liability is recognized on the sale of flow-through shares for the premium obtained by the Company, if any, of the sale price per share over the market value at the time of issuance.  Under Canadian GAAP, no such premium is recognized.  Upon renunciation of the flow-through share proceeds to investors, the liability under U.S. GAAP is reversed and the Company recognizes a deferred tax benefit for this amount.  The Company follows the policy of renouncing fully to investors the proceeds of all flow-through share financings received during the year, whether the underlying exploration expenditures have been incurred or not, as at its fiscal year end, which coincides with the personal taxation year of individuals in Canada.  All current and historical issuances of flow-through shares by the Company have been based on the market price of the shares as they last traded on the TSX Venture Exchange on the date that each agreement to issue shares was made.  Accordingly, the absence of a discount or premium to market value on issuance results in no current impact on these financial statements from the application of U.S. GAAP in respect to flow-through shares.

(g)

Recent Accounting Pronouncements

Foreign Currency and Hedging

In November 2001, the CICA issued Accounting Guideline 13, “Hedging Relationships” (“AcG 13”) which establishes new criteria for hedge accounting and will apply to all hedging relationships in effect for the Company’s years ending on or after August 1, 2003. Effective August 1, 2003, the Company will reassess all hedging relationships to determine whether the criteria are met or not and will apply the new guidance on a prospective basis. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. The Company does not currently have any hedging relationships.

Disposal of Long-Lived Assets and Discontinued Operations

In December 2002, the CICA issued Handbook Section 3475 for Disposal of Long-Lived Assets and Discontinued Operations with the purpose of harmonizing Canadian GAAP with U.S. GAAP. The section is effective for disposal activities initiated by a commitment to a plan on or after May 1, 2003, with earlier adoption encouraged. The key aspects of Handbook Section 3475 are as follows:

•

a long-lived asset to be disposed of other than by sale should continue to be classified as held and used until it is disposed of;

•

a long-lived asset can only be classified as held for sale if certain criteria are met;

•

an asset classified as held for sale should be measured at the lower of its carrying amount or fair value less costs to sell;

•

a loss recognized on classification of an asset as held for sale does not include future operating losses;

•

discontinued operations are defined more broadly than previously. They comprise dispositions where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the enterprise;

•

the income statement display of discontinued operations is unchanged from previous display; and

•

various disclosures related to the disposal of long-lived assets is required.

The Company is currently assessing the impact of Handbook Section 3475 on its financial position and results of operations.

17.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(Continued)

Accounting for Severance and Termination Benefits

In March 2003, the EIC issued EIC Abstract 134 for Accounting for Severance and Termination Benefits, which addresses the various types of severance and termination benefits related to the termination of an employee’s services prior to normal retirement. The accounting treatment must be applied prospectively to exit or disposal activities initiated after March 31, 2003. This Abstract harmonizes Canadian GAAP and U.S. GAAP.

Costs Associated with Exit or Disposal Activities

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146 Accounting for Costs Associated with Exit or Disposal Activities (“FAS 146”). FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities, and is effective for exit or disposal activities initiated after December 31, 2002. FAS 146 nullifies Emerging Issues Task Force Issue No. 94-3 (“EITF 94-3”) Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain costs Incurred in Restructuring). The principal difference between FAS 146 and EITF 94-3 relates to the recognition of a liability for a cost associated with an exit or disposal activity. FAS 146 requires that the cost associated with an exit or disposal activity be recognized when the liability is incurred, whereas under EITF 94-3 the liability was recognized at the date of an entity’s commitment to an exit plan. This is substantially consistent with the CICA EIC Abstract 135, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring). This new guidance is effective for fiscal years beginning after December 31, 2002, and will impact any exit or disposal activities the Company initiates after that date.

Guarantees

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), which requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods ending after December 15, 2002 about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002. FIN 45 requires the guarantor to recognize a liability for a non-contingent component of certain guarantees; that is, it requires the recognition of a liability for the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of a guarantee at inception. This is substantially consistent with the CICA Accounting Guideline AcG-14, Disclosure of Guarantees. The Company does not have any guarantees under these standards.

Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46 “Consolidation of Variable Interest Entities” (“VIE’s”) (“FIN 46”) which requires that companies that control another entity through interests other than voting interest should consolidate the controlled entity. In the absence of clear control through a voting equity interest, a company’s exposure (variable interests) to the economic risk and the potential rewards from a VIE’s assets and activities are the best evidence of a controlling financial interest. VIE’s created after January 31, 2003 must be consolidated immediately. VIE’s existing prior to February 1, 2003 must be consolidated by the Company commencing with its first quarter 2004 financial statements. The Company has determined that it does not have any VIE’s which will require consolidation.

17.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(Continued)

Derivatives and Hedging Activities

In April 2003, the FASB issued SFAS No, 149 “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities”. SFAS 149 amends and clarifies accounting for SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”. In particular, it clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative as discussed in SFAS No. 133; clarifies when a derivative contains a financing component; amends the definition to conform it to the language used in the FASB Interpretation No. 45; and amends certain other existing pronouncements. This is substantially consistent with the CICA EIC Abstract 128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments.

SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. CICA EIC Abstract 128 is effective for fiscal years beginning on or after July 1, 2003. The Company will adopt the provisions of SFAS No. 149 for U.S. GAAP purposes on January 1, 2003 and will adopt the provisions of CICA EIC 128 on January 1, 2003 and is currently assessing the impact, if any, that the adoption of SFAS No, 149 will have on its results of operations and financial position.

Liabilities and Equity

On May 15, 2003, the FASB issued Statement No, 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. The Statement requires issuers to classify as liabilities (or assets in some instances) three classes of freestanding financial instruments that embody obligations for the issuer.

Generally, the Statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The Company will adopt the provisions of the Statement on July 1, 2003. The Company is currently assessing the impact of the new standard.

Asset Retirement Obligations

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. This is substantially consistent with the CICA Handbook Section 3110, Asset Retirement Obligations, which is effective for fiscal periods beginning on or after January 1, 2004.

Stock-based Employee Compensation

In December 2002, the FASB issued Statement 148 (SFAS 148), “Accounting for Stock-Based Compensation – Transition and Disclosure: an amendment of FASB Statement 123” (SFAS 123), to provide alternative transition methods for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in annual financial statements about the method of accounting for stock-based employee compensation and the pro forma effect on reported results of applying the fair value based method for entities that use the intrinsic value method of accounting. The pro forma effect disclosures are also required to be prominently disclosed in interim period financial statements. This statement is effective for financial statements for fiscal years ending after December 15, 2002 and is effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002, with earlier application permitted. The Company does not plan a change to the fair value based method of accounting for stock-based employee compensation and believes that the accompanying financial statements are consistent with the new guidance contained in SFAS 148.

#